As filed with the Securities and Exchange Commission on September [●], 2017
Registration No. 333-217976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Oasis Midstream Partners LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	47-1208855
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1001 Fannin Street, Suite 1500
Houston, Texas 77002
(281) 404-9500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Taylor L. Reid
Chief Executive Officer
1001 Fannin Street, Suite 1500
Houston, Texas 77002
(281) 404-9500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman **Thomas G. Zentner** **Vinson & Elkins L.L.P.** **1001 Fannin, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Matthew R. Pacey** **Eric M. Willis** **Kirkland & Ellis LLP** **609 Main Street, Suite 4700** **Houston, Texas 77002** **(713) 836-3600**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	8,625,000	$21.00	$181,125,000	$20,992.39

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 1,125,000 common units issuable upon exercise of the underwriters' option to purchase additional common units.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $11,590 of the total registration fee in connection with a previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER [●], 2017

PROSPECTUS

Oasis Midstream Partners LP
7,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 7,500,000 common units in this offering. No public market currently exists for our common units.

We have been authorized to list our common units on the New York Stock Exchange, or NYSE, under the symbol "OMP."

We have granted the underwriters the option to purchase 1,125,000 additional common units on the same terms and conditions set forth above if the underwriters sell more than 7,500,000 common units in this offering.

We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit. We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act, or JOBS Act.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 26 of this prospectus.

These risks include the following:

- Because a substantial majority of our revenue currently is, and over the long term is expected to be, derived from Oasis Petroleum Inc., or Oasis, any development that materially and adversely affects Oasis's operations, financial condition or market reputation could have a material and adverse impact on us.
- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.
- Because of the natural decline in production from existing wells, our success depends, in part, on Oasis's ability to replace declining production and our ability to secure new sources of production from Oasis or third parties. Any decrease in Oasis's production could adversely affect our business and operating results.
- Substantially all of our assets are controlling ownership interests in each of our development companies ("DevCos"). Because our interests in our DevCos represent almost all of our cash-generating assets, our cash flow will depend entirely on the performance of our DevCos and their ability to distribute cash to us.
- On a pro forma basis, we would not have generated sufficient cash to support the payment of the minimum quarterly distribution on all of our units for the twelve months ended June 30, 2017.
- Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.
- Our general partner and its affiliates, including Oasis, which will own our general partner, may have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- Unitholders will experience immediate dilution in tangible net book value of $3.88 per common unit.
- There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause unitholders to lose all or part of their investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our distributable cash would be substantially reduced.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Offering price to the public	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to us (before expenses)[2]	$	$

(1) The underwriters will also be reimbursed for certain expenses incurred in the offering. See "Underwriting" for additional information regarding underwriter compensation.

(2) Excludes an aggregate structuring fee equal to 0.5% of the gross offering proceeds from this offering payable to Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC. Please read "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the common units to purchasers on or about   , 2017 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley   Citigroup   Wells Fargo Securities

Credit Suisse   Deutsche Bank Securities   Goldman Sachs & Co. LLC   J.P. Morgan   RBC Capital Markets

BOK Financial Securities, Inc.   BB&T Capital Markets   BBVA   BTIG

Capital One Securities   CIBC Capital Markets   Citizens Capital Markets   Comerica Securities

Heikkinen Energy Advisors   IBERIA Capital Partners L.L.C.   ING   Johnson Rice & Company L.L.C.

Raymond James   Regions Securities LLC   Simmons & Company International   Tudor, Pickering, Holt & Co.

Energy Specialists of Piper Jaffray

Prospectus dated   , 2017

SUMMARY

This summary highlights some of the information contained in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the audited historical, unaudited historical condensed and unaudited pro forma condensed financial statements and the related notes to those financial statements included elsewhere in this prospectus. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised.

Please read "Commonly Used Defined Terms" beginning on page iv hereof for definitions of certain terms used herein. Additionally, we include a glossary of some of the terms used in this prospectus beginning on page v.

Overview

We are a growth-oriented, fee-based master limited partnership formed by our sponsor, Oasis Petroleum Inc. (NYSE: OAS) ("Oasis"), to own, develop, operate and acquire a diversified portfolio of midstream assets in North America that are integral to the oil and natural gas operations of Oasis and are strategically positioned to capture volumes from other producers. Our current midstream operations are performed exclusively within the Williston Basin, one of the most prolific crude oil producing basins in North America. We generate substantially all of our revenues through 15-year, fixed-fee contracts pursuant to which we provide crude oil, natural gas and water-related midstream services for Oasis. We expect to grow acquisitively through accretive, dropdown acquisitions, as well as organically as Oasis continues to develop its acreage in the Williston Basin. Additionally, we expect to grow by offering our services to third parties and through acquisitions of midstream assets from third parties.

Following this offering, Oasis intends for us to become its primary vehicle for midstream operations, which generate stable and growing cash flows and support the growth of its high quality assets in the Williston Basin and any other areas in which Oasis may operate in the future. We believe our midstream operations provide Oasis with numerous strategic, operational and financial benefits, which include lowering overall lease operating expenses, increasing operating efficiencies, and improving oil and gas differentials and realizations. These benefits are provided in part by giving Oasis access to numerous takeaway markets for its oil production, and by allowing Oasis to actively market its gas versus using third parties. We operate in two primary areas with developed midstream infrastructure, both of which are supported by significant acreage dedications from Oasis. In Wild Basin, Oasis has dedicated to us approximately 65,000 acres, of which approximately 29,000 are within Oasis's current gross operated acreage position, and in which we have the right to provide oil, gas and water services to support Oasis's existing and future production. Outside of the Wild Basin, Oasis has dedicated to us approximately 581,000 acres for produced water services, of which approximately 299,000 are within Oasis's current gross operated acreage.

We will generate substantially all of our revenues through long-term, fee-based contractual arrangements with wholly owned subsidiaries of Oasis as described below, which minimize our direct exposure to commodity prices. Furthermore, we generally do not take ownership of the crude oil or natural gas that we handle for our customers, including Oasis. We believe our contractual arrangements will provide us with stable and predictable cash flows over the long-term. Oasis has also granted us a right of first offer from Oasis, which we refer to as our ROFO, and which converts into a right of first refusal from any successor upon a change of control of Oasis, which we refer to as our ROFR, with respect to its retained interests in each of our operating subsidiaries,

Contractual Arrangements with Oasis

In connection with the closing of this offering, we will enter into 15-year, fixed-fee contracts with OMS and other wholly owned subsidiaries of Oasis for (i) gas gathering, compression, processing and gas lift services with approximately 65,000 dedicated acres; (ii) crude gathering, stabilization, blending and storage services with approximately 65,000 dedicated acres; (iii) produced water gathering and disposal services with approximately 65,000 dedicated acres; (iv) produced water gathering and disposal services with approximately 581,000 dedicated acres that includes the Alger, Cottonwood, Hebron, Indian Hills and Red Bank operating areas; and (v) freshwater distribution services with approximately 364,000 committed acres that includes the Hebron, Indian Hills, Red Bank and Wild Basin operating areas. In addition, we will become a party to the long-term, fixed-fee agreement previously entered into by OMS and OPM providing for crude transportation services from the Wild Basin area to Johnson's Corner through a FERC-regulated pipeline system that has up to 75,000 barrels per day of operating capacity and firm capacity for committed shippers. This agreement is renewable at OPM's option.

Oasis has also granted us a ROFO, which converts into a ROFR applicable to a successor upon a change of control of Oasis, with respect to its retained interests in the DevCos and any other midstream assets that Oasis elects to build with respect to its current acreage and elects to sell in the future. Please see "Certain Relationships and Related Party Transactions—Other Contractual Relationships with Oasis" for additional information on our contractual arrangements with Oasis.

Our Relationship with Oasis

Our relationship with Oasis is one of our principal strengths. Following the completion of this offering, Oasis will own an aggregate 72.7% limited partner interest in us (or an aggregate 68.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and a 100% non-economic interest in our general partner, which owns all of our incentive distribution rights, or IDRs. Oasis will also indirectly own 90% of Bobcat DevCo and 60% of Beartooth DevCo after the completion of this offering. Oasis expects its Williston Basin operations to be the largest contributor to its total production growth, and Oasis intends to use us as an integral vehicle to support its Williston Basin production growth and the primary vehicle to grow the midstream infrastructure business that supports its production activities. We believe our assets are highly efficient because they have demonstrated high rates of availability and operational reliability, are designed to withstand harsh winter conditions and can be operated at what we consider to be relatively low costs. Our pipeline assets are demonstrably more efficient than trucking water, which is the predominant alternative available in the Williston Basin today. Additionally, our assets are strategically located within Oasis's acreage position and are in close proximity to other operators in the Williston Basin, positioning us to become a leading provider of midstream services in the Williston Basin.

We intend to expand our business through the acquisition of retained interests in our DevCos, the acquisition of midstream assets that Oasis constructs, through OMS, in the Williston Basin and in any other oil or natural gas basins that Oasis may pursue, through selective acquisitions of complementary assets from third parties, both within and outside of the Williston Basin and by organic growth from the increased usage of our services by Oasis and other third parties as they continue to develop their oil and natural gas resources.

Business Strategies

The primary components of our business strategy are:

Leverage Our Relationship with Oasis. We intend to leverage our relationship with Oasis to expand our asset base and increase our cash flows through:

- *Dropdown Acquisitions from Oasis.* Following this offering, Oasis will retain a 90% economic interest in Bobcat DevCo and a 60% economic interest in Beartooth DevCo, both of which are subject to our ROFO

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following strengths:

Our Strategic Affiliation with Oasis. We believe that, as a result of owning all of our IDRs, 72.7% of our outstanding units following completion of this offering and a significant retained interest in the DevCos, Oasis is incentivized to promote and support our growth plan and to pursue projects that enhance the overall value of our business as well as its retained interests in the DevCos. We believe our assets are highly efficient, with demonstrated high rates of availability and operational reliability designed to withstand harsh winter conditions, and can be operated at what we consider to be relatively low costs. Additionally, our assets are strategically located within Oasis's acreage position and are in close proximity to other operators in the Williston Basin, positioning us as a leading provider of midstream services in the Williston Basin.

- *Dropdown Acquisition Opportunities.* Following this offering, Oasis will retain a substantial ownership interest in our midstream systems through its 90% economic interest in Bobcat DevCo and 60% economic interest in Beartooth DevCo. In addition, following the completion of this offering, we believe Oasis, through OMS, will continue to build crude oil, natural gas and water-related midstream assets to support its production growth. We anticipate that we will have the opportunity to make accretive acquisitions from OMS by acquiring the remaining equity interests in both of our DevCos. In addition, we anticipate acquiring midstream assets that Oasis elects to develop and sell following this offering to support its production activities. We believe such development may provide OMS the ability to develop significant additional midstream assets.

- *The Development of the Williston Basin is a Strategic Priority for Oasis.* Oasis owns and operates an extensive and contiguous land position with a large inventory of leasehold acreage in the core areas of the Williston Basin, of which 94% was held by production as of December 31, 2016 and substantially all was operated. We believe we will directly benefit from Oasis's continued development of its Williston Basin acreage, where it serves as operator with respect to substantially all of its net wells. As of December 31, 2016, Oasis's inventory in the Williston Basin consisted of 3,073 identified potential drilling locations. Approximately 1,900 of Oasis's drilling locations are located on acreage dedicated to us pursuant to one or more of our commercial agreements with Oasis and over 90% of these drilling locations are within 2 miles of our existing produced water gathering pipeline system. During 2017, Oasis plans to complete and place on production 76 gross (51.7 net) operated wells, of which approximately 97% are expected to be on acreage dedicated to us, and is targeting total capital expenditures of $495 million, excluding midstream capital expenditures of $110 million.

Strategically Located Midstream Assets. Our midstream assets are strategically located in the Williston Basin and provide critical midstream infrastructure to Oasis in a cost-efficient manner. We believe that the strategic location of our assets within the highly economic core of the Williston Basin, combined with our cost-advantaged midstream service offering, will enable us to attract volumes from third-party operators in the basin.

- *Demand for Midstream Infrastructure Services in the Williston Basin.* The Wild Basin area in McKenzie County, North Dakota is the primary area of focus for Oasis's drilling plan given its core location within the basin. We believe the extensive midstream infrastructure we are building in this area, as well as the existing assets within the remainder of the Williston Basin, provide a strategic footprint in the core of the Williston Basin and provide opportunities to connect other third-party operators. We believe our midstream assets will be able to compete for third-party business based on the cost-effective nature of our midstream services compared to the current alternatives for transportation of oil, gas and water in the basin. Additionally, due to the core location of our assets, we believe that extensive development will occur in and around our assets in the current commodity price environment, and future development activity will be highly levered to any commodity price recovery.

- we will issue a non-economic general partner interest in us and all of our IDRs to our general partner;

- we will issue 6,250,000 common units and 13,750,000 subordinated units to OMS Holdings, a wholly owned subsidiary of Oasis, representing an aggregate 72.7% limited partner interest in us;

- we will issue 7,500,000 common units in this offering to the public, representing a 27.3% limited partner interest in us;

- we will enter into a new five-year, $200 million revolving credit facility, with no borrowings under the facility at the closing of this offering;

- we will enter into a 15-year gas gathering, compression, processing and gas lift agreement with OMS and other wholly owned subsidiaries of Oasis;

- we will enter into a 15-year crude gathering, stabilization, blending and storage agreement with OMS and other wholly owned subsidiaries of Oasis;

- we will enter into two 15-year produced water gathering and disposal agreements with OMS and other wholly owned subsidiaries of Oasis;

- we will enter into a 15-year freshwater distribution agreement with OMS and other wholly owned subsidiaries of Oasis;

- we will enter into a 15-year services and secondment agreement with Oasis; and

- we will enter into an omnibus agreement with Oasis.

Additionally, we will become a party to the long-term, FERC-regulated crude transportation services agreement that OMS previously entered into with OPM in 2016.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,125,000 additional common units. Any net proceeds received from the exercise of this option will be distributed to Oasis. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Oasis at the expiration of the option period. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

We will use the net proceeds from this offering (including any net proceeds from the exercise of the underwriters' option to purchase additional common units from us) as described in "Use of Proceeds."

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions:



Oasis Petroleum Inc.
(NYSE: OAS)
100% interest
Directors and Officers(1)
OMS Holdings LLC
6,250,000 common units
13,750,000 subordinated units
10% non-controlling interest
90% controlling interest
100% interest
Oasis Midstream Services LLC
OMP GP LLC
72.7% limited partner interest
• Non-economic general partner interest
• 100% of IDRs
Public Unitholders
7,500,000 common units
27.3% limited partner interest
OASIS MIDSTREAM PARTNERS LP
(NYSE: OMP)
100% interest
OMP Operating LLC
100% controlling interest
10% controlling interest
40% controlling interest
Bighorn DevCo LLC
Bobcat DevCo LLC
Beartooth DevCo LLC
90% non-controlling interest
60% non-controlling interest
• Gas processing
• Crude stabilization
• Crude blending
• Crude storage
• Crude transportation
• Gas gathering
• Gas compression
• Gas lift
• Crude gathering
• Produced water gathering
• Produced water disposal
• Produced water gathering
• Produced water disposal
• Freshwater distribution

Common Units held by the public[2][3]	27.3%
Common Units held by Oasis[2]	22.7%
Subordinated Units held by Oasis	50.0%
General Partner Interest[4]	0.0%
Total	100%

(1) Includes certain members of our management team who have been granted Class B Units in our general partner. Please read "Executive Compensation and Other Information—Compensation Discussion and Analysis—Class B Units in our General Partner."

(2) Assumes no exercise of the underwriters' option to purchase additional common units. Please read "—Formation Steps and Partnership Structure" for a description of the impact of an exercise of the option on the common unit ownership percentages.

(3) Excludes up to 375,000 common units that may be purchased by certain of our officers, directors, employees and other persons associated with us pursuant to a directed unit program, as described in more detail in "Underwriting."

board of directors of our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly or indirectly participate in our management or operation. All of the officers of our general partner are also officers and/or directors of Oasis. For information about the executive officers and directors of our general partner, please read "Management."

Immediately following the closing of this offering, our general partner will have six directors. Oasis will appoint all members to the board of directors of our general partner. In accordance with the NYSE's phase-in rules, we will have at least three independent directors within one year of the date our common units are first listed on the NYSE. Our board has determined that Matthew Fitzgerald and Phillip D. Kramer are independent under the independence standards of the NYSE.

In connection with the closing of this offering, we will enter into an omnibus agreement with Oasis and our general partner, pursuant to which we will agree upon certain aspects of our relationship with them, including our ROFO and ROFR, the provision by Oasis to us of certain administrative services, our agreement to reimburse Oasis for the cost of such services, certain indemnification and reimbursement obligations and other matters. We will also enter into a services and secondment agreement with Oasis, pursuant to which specified employees of Oasis will be seconded to us to provide operating services with respect to our business. Neither our general partner nor Oasis will receive any management fee or other compensation in connection with our general partner's management of our business. However, prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including Oasis, for all expenses they incur and payments they make on our behalf pursuant to the omnibus agreement. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. Please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement" and "—Services and Secondment Agreement."

Our general partner will own all of our IDRs, which will entitle it to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.43125 per unit per quarter after the closing of our initial public offering. Following the closing of this offering, Oasis will own 6,250,000 common units and 13,750,000 subordinated units prior to the exercise of the underwriters' overallotment option. Please read "Certain Relationships and Related Party Transactions."

Partnership Information

Our principal executive offices are located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002, and our telephone number is (281) 404-9500. Our website is *www.oasismidstream.com*. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

General. Under our partnership agreement, our general partner has a contractual duty to manage us in a manner it believes is not adverse to our interests. However, because our general partner is owned by Oasis, the officers and directors of our general partner also have a fiduciary duty to manage our general partner in a manner that is beneficial to Oasis. Consequently, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Oasis, on the other hand.

Partnership Agreement Replacement of Fiduciary Duties. Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders

THE OFFERING

Common units offered to the public	7,500,000 common units. 8,625,000 common units if the underwriters exercise their option to purchase additional common units in full.
Units outstanding after this offering	13,750,000 common units and 13,750,000 subordinated units, for a total of 27,500,000 limited partner units. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Oasis at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.
Use of proceeds	We expect to receive net proceeds of approximately $136.8 million from the sale of common units offered by this prospectus, based on the initial public offering price of $20.00 per common unit after deducting underwriting discounts, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering (i) to make a distribution of approximately $134.9 million to Oasis, in whole or in part as reimbursement of pre-formation capital expenditures incurred by Oasis, and (ii) to pay approximately $1.9 million of origination fees and expenses related to our new revolving credit facility. Please read "Use of Proceeds." If the underwriters exercise in full their option to purchase additional common units, we expect to receive additional net proceeds of approximately $21.0 million, after deducting underwriting discounts and structuring fees. We will use any net proceeds from the exercise of the underwriters' option to pay a distribution to Oasis.
Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2017, we expect to make a minimum quarterly distribution of $0.3750 per common unit and subordinated unit ($1.50 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. We do not expect to make distributions for the period from the completion of this offering through September 30, 2017 within 60 days after the end of such quarter. Instead, we expect to adjust our distribution for the period ending December 31, 2017 by an amount that covers the period from the closing of this offering through September 30, 2017 based on the actual number of days in that period. The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. The board of directors of our general partner may change our distribution policy and the amount of distributions to be

paid under our distribution policy at any time without unitholder approval and for any reason. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Our Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we distribute cash each quarter during the subordination period in the following manner:

- *first,* to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.37500 plus any arrearages from prior quarters;

- *second,* to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.37500; and

- *third,* to the holders of common units and subordinated units pro rata until each has received a distribution of $0.43125.

If cash distributions to our unitholders exceed $0.43125 per common unit and subordinated unit in any quarter, our unitholders and our general partner, as the holder of our IDRs, will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
	Unitholders	General Partner (as holder of IDRs)
above $0.43125 up to $0.46875	85.0%	15.0%
above $0.46875 up to $0.56250	75.0%	25.0%
above $0.56250	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." Please read "How We Make Distributions to Our Partners—Incentive Distribution Rights."

We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2018," that we will have sufficient distributable cash flow to pay the minimum quarterly distribution of $0.3750 on all of our common units and subordinated units for the twelve months ending September 30, 2018. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. If we do not have sufficient cash, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Our unaudited pro forma distributable cash flow that would have been generated during the year ended December 31, 2016 and the twelve months ended June 30, 2017 was approximately $18.0 million and $25.2 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering is approximately $41.3 million (or an average of approximately $10.3 million per quarter). As a result, for year ended December 31, 2016 and the twelve months ended June 30, 2017, on a pro forma basis, we would not have generated sufficient distributable cash to support the payment of the aggregate annualized minimum quarterly distribution on all of our common units and subordinated units. Please read "Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2016 and the Twelve Months Ended June 30, 2017."

Subordinated units .... Oasis will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units .... The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $1.50 (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2020 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least $2.25 (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and the related distribution on the IDRs, for any four-quarter period ending on or after December 31, 2018 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages. Please read "How We Make Distributions to Our Partners—Subordination Period."

Issuance of additional units . . . . Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least $66^2/_3\%$ of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Upon consummation of this offering, Oasis will own an aggregate of 72.7% of our outstanding units (or 68.6% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will provide Oasis the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates (including Oasis) own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for our common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."
Registration rights	In connection with the completion of this offering, we intend to enter into a registration rights agreement with Oasis, pursuant to which we may be required to register the resale of our common units, subordinated units or other partnership interests directly or indirectly held by Oasis. We may be required pursuant to the registration rights agreement and our partnership agreement to undertake a future public or private offering. In addition, our partnership agreement grants certain registration rights to our general partner and its affiliates. Please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Registration Rights Agreement" and "The Partnership Agreement—Registration Rights."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2020, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20.0% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.50 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.30 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership" for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."
Directed unit program	At our request, the underwriters have reserved up to 5.0% of the units offered hereby at the initial public offering price for officers, directors, employees and certain other persons associated with us. The number of units available for sale to the general public will be reduced to the extent such persons purchase such reserved units. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered hereby. The directed unit program will be arranged through one of our underwriters, Morgan Stanley & Co. LLC.
Exchange listing	We have been authorized to list our common units on the NYSE under the symbol "OMP."

The information above excludes 1,842,500 common units reserved for issuance under our long-term incentive plan, which we intend to adopt in connection with the completion of this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents summary historical financial data of our Predecessor and summary unaudited pro forma condensed financial data for the Partnership for the periods and as of the dates indicated. The summary historical unaudited financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 are derived from the historical unaudited condensed financial statements of the Predecessor appearing elsewhere in this prospectus. The summary historical financial data as of and for the years ended December 31, 2016 and 2015 are derived from the audited historical financial statements of the Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In connection with the closing of this offering, Oasis will contribute to us economic interests in Bighorn DevCo, Bobcat DevCo and Beartooth DevCo. However, as required by U.S. generally accepted accounting principles ("GAAP"), we will consolidate 100% of the assets and operations of our DevCos in our financial statements and reflect a non-controlling interest adjustment for Oasis's retained interests in our DevCos.

The summary unaudited pro forma condensed financial data presented in the following table for the six months ended June 30, 2017 and for the year ended December 31, 2016 is derived from the unaudited pro forma condensed financial statements included elsewhere in this prospectus. The unaudited pro forma condensed balance sheet assumes the offering and the related transactions occurred as of June 30, 2017, and the unaudited pro forma condensed statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 assume the offering and the related transactions occurred as of January 1, 2016.

The unaudited pro forma condensed financial statements give effect to the following:

- Oasis's and OMS's contribution of a 100% interest in Bighorn DevCo, a 10% interest in Bobcat DevCo and a 40% interest in Beartooth DevCo to us;

- our issuance of a non-economic general partner interest in us and all of our IDRs to our general partner;

- our issuance of 6,250,000 common units and 13,750,000 subordinated units to Oasis, representing an aggregate 72.7% limited partner interest in us;

- our issuance of 7,500,000 common units to the public, representing a 27.3% limited partner interest in us, and the receipt of $136.8 million in net proceeds from this offering;

- our entry into a new five-year, $200 million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented;

- our entry into various long-term commercial agreements with OMS and other wholly owned subsidiaries of Oasis;

- our entry into a 15-year services and secondment agreement with Oasis;

- our entry into an omnibus agreement with Oasis; and

- the consummation of this offering and application of approximately $136.8 million of net proceeds to make a distribution of approximately $134.9 million to Oasis, in whole or in part as reimbursement of preformation capital expenditures incurred by Oasis, and to pay approximately $1.9 million of origination fees and expenses related to our new revolving credit facility.

The unaudited pro forma condensed financial data does not give effect to an estimated $2.5 million of incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

	Predecessor Historical				Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2016	2015	2017	2016
	(In thousands)					
Statement of Operations Data:						
Revenues						
Midstream services for Oasis	$ 76,776	$ 58,629	$ 120,258	$ 104,675	$ 74,968	$92,889
Midstream services for third parties	1,177	124	594	21	—	—
Total revenues	77,953	58,753	120,852	104,696	74,968	92,889
Operating expenses						
Direct operating	18,093	14,093	29,275	28,548	17,023	21,508
Depreciation and amortization	7,211	3,415	8,525	5,765	6,695	7,861
Impairment	—	—	—	2,073	—	—
General and administrative	8,784	5,971	12,112	10,215	8,450	11,441
Total operating expenses	34,088	23,479	49,912	46,601	32,168	40,810
Operating income	43,865	35,274	70,940	58,095	42,800	52,079
Other income (expense)	2	(2)	(474)	(800)	—	(12)
Interest expense, net of capitalized interest	(4,231)	(1,821)	(5,481)	(4,514)	(585)	(1,170)
Income before income taxes	39,636	33,451	64,985	52,781	42,215	50,897
Income tax expense	(14,960)	(12,782)	(24,857)	(20,339)	—	—
Net income	$ 24,676	$ 20,669	$ 40,128	$ 32,442	$ 42,215	$50,897
Net income attributable to non-controlling interests[1]					$ 27,622	$32,985
Net income attributable to Oasis Midstream Partners LP					14,593	17,912
Net income per limited partner unit (basic and diluted):						
Common units					$ 0.53	$ 0.65
Subordinated units					0.53	0.65
Balance Sheet Data:						
Property, plant and equipment, net	$502,673		$ 431,535	$ 265,409	$454,301	
Total assets	527,069		450,028	280,763	476,127	
Total liabilities	132,668		118,353	75,907	32,775	
Total net equity - parent net investment/ partners' capital	394,401		331,675	204,856	443,352	
Cash Flow Data:						
Net cash provided by operating activities	$ 42,477	$ 37,775	$ 72,086	$ 54,143		
Net cash used in investing activities	(79,814)	(72,563)	(157,866)	(120,234)		
Net cash provided by financing activities	37,337	34,788	85,780	66,091		
Other Financial Data:						
Adjusted EBITDA[2]	$ 51,791	$ 39,130	$ 79,912	$ 65,823	$ 50,181	$60,792

(1) Represents the 90% and 60% non-controlling interests in the net income of Bobcat DevCo and Beartooth DevCo, respectively, retained by Oasis for the pro forma periods presented.

(2) For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

Further, we are subject to the risk of non-payment or non-performance by Oasis, including with respect to our long-term contracts for natural gas gathering, compression, processing and gas lift; crude oil gathering, stabilization, blending, storage and transporting; produced water gathering and disposal; and freshwater distribution. If Oasis were to default under any of these contracts, we would have the contractual right to bring suit against Oasis to enforce the terms of such contract, and there can be no assurance that we would obtain a recovery, or that any such recovery that would fully compensate us for the consequence of such default. We neither can predict the extent to which Oasis's business would be impacted if conditions in the energy industry were to deteriorate, nor can we estimate the impact such conditions would have on Oasis's ability to execute its drilling and development program or perform under our commercial agreements. Any material non-payment or non-performance by Oasis could reduce our ability to make distributions to our unitholders.

Also, due to our relationship with Oasis, our ability to access the capital markets, or the pricing or other terms of any capital markets transactions, may be adversely affected by any impairment to Oasis's financial condition or adverse changes in its credit ratings. Further, if we were to seek a credit rating in the future, our credit rating may be adversely affected by Oasis's leverage or its dependence on the cash flows from us to service its indebtedness, as credit rating agencies such as Standard & Poor's Ratings Services and Moody's Investors Service may consider the credit profile of Oasis and its affiliates because of their ownership interest in and control of us.

Any material limitation on our ability to access capital as a result of our relationship with Oasis or adverse changes at Oasis could limit our ability to obtain future financing under favorable terms, or at all, or could result in increased financing costs in the future. Similarly, material adverse changes at Oasis could negatively impact our unit price, limiting our ability to raise capital through equity issuances or debt financing, or could negatively affect our ability to engage in, expand or pursue our business activities, and could also prevent us from engaging in certain transactions that might otherwise be considered beneficial to us.

In the event Oasis elects to sell acreage that is dedicated to us to a third party, the third party's financial condition could be materially worse than Oasis, and thus we could be subject to nonpayment or nonperformance by the third party.

In the event Oasis elects to sell acreage that is dedicated to us to a third party, the third party's financial condition could be materially worse than Oasis's. In such a case, we may be subject to risks of loss resulting from nonpayment or nonperformance by the third party, which risks may increase during periods of economic uncertainty. Furthermore, the third party may be subject to their own operating risks, which increases the risk that they may default on their obligations to us. Any material nonpayment or nonperformance by the third party could reduce our ability to make distributions to our unitholders.

We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to make our minimum quarterly distribution of $0.3750 per common unit and subordinated unit per quarter, or $1.50 per unit per year, we will require available cash of approximately $10.3 million per quarter, or approximately $41.3 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering. On a pro forma basis, we would not have generated sufficient distributable cash to support the payment of the minimum quarterly distribution on all our units for the year ended December 31, 2016 and the twelve months ended June 30, 2017. We may not generate sufficient cash flow each quarter to support the payment of the minimum quarterly distribution or to increase our quarterly distributions in the future.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

• Oasis's and our third-party customers' ability to fund their drilling programs in our areas of operation;

Substantially all of our assets are controlling ownership interests in our DevCos. Because our interests in our DevCos represent almost all of our cash-generating assets, our cash flow will depend entirely on the performance of our DevCos and their ability to distribute cash to us.

We have a holding company structure, and the primary source of our earnings and cash flow consists exclusively of the earnings of and cash distributions from our DevCos. Therefore, our ability to make quarterly distributions to our unitholders will be almost entirely dependent upon the performance of our DevCos and their ability to distribute funds to us. We are the sole managing member of each of our DevCos, giving us the right to control and manage our DevCos.

The limited liability company agreement governing each DevCo requires the managing member of such DevCo to cause it to distribute all of its available cash each quarter, less the amounts of cash reserves that such managing member determines are necessary or appropriate in its reasonable discretion to provide for the proper conduct of such DevCo's business.

The amount of cash each DevCo generates from its operations will fluctuate from quarter to quarter based on events and circumstances and other factors, as will the actual amount of cash each DevCo will have available for distribution to its members, including us. For a description of the events, circumstances and factors that may affect the cash distributions from our DevCos please read "—We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders."

On a pro forma basis, we would not have generated sufficient distributable cash to support the payment of the minimum quarterly distribution on all of our units for the year ended December 31, 2016.

We must generate approximately $41.3 million of distributable cash to support the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units that will be outstanding immediately following this offering. Pro forma distributable cash flow generated for the year ended December 31, 2016 would not have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units. Specifically, this amount would only have been sufficient to allow us to pay a distribution of $0.3252 per unit per quarter ($1.3008 per unit on an annualized basis) on all of the common units, or only approximately 87% of the minimum quarterly distribution on all of our common units, during the year ended December 31, 2016. Because of these deficiencies, we would not have been able to pay any distribution on the subordinated units during the year ended December 31, 2016. Pro forma distributable cash flow generated for the twelve months ended June 30, 2017 would have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units. However, pro forma distributable cash flow generated for the twelve months ended June 30, 2017 would not have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.50 per unit on an annualized basis) on all of our subordinated units. Specifically, this amount would only have been sufficient to allow us to pay a distribution of $0.0821 per unit per quarter ($0.3285 per unit on an annualized basis) on all of the subordinated units, or only approximately 22% of the minimum quarterly distribution on all of our subordinated units, during the twelve months ended June 30, 2017. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the year ended December 31, 2016 and the twelve months ended June 30, 2017, please read "Our Cash Distribution Policy and Restrictions on Distributions." If we are unable to generate sufficient distributable cash in future periods, we may not be able to support the payment of the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of distributable cash, as set forth in "Our Cash Distribution Policy and Restrictions on Distributions," are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of distributable cash set forth in "Our Cash Distribution Policy and Restrictions on Distributions" includes our forecasted results of operations, Adjusted EBITDA and distributable cash for the twelve months ending September 30, 2018. Our ability to pay the full minimum quarterly distribution in the

Expenditures." This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read "How We Make Distributions to Our Partners—Subordination Period";

- our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us;

- contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm's-length negotiations;

- our partnership agreement permits us to distribute up to $40.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus, which may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

- we may not choose to retain separate counsel for ourselves or for the holders of common units;

- our general partner's affiliates may compete with us, and our general partner and its affiliates have limited obligations to present business opportunities to us; and

- the holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders, which may result in lower distributions to our common unitholders in certain situations.

Please read "Conflicts of Interest and Fiduciary Duties."

Ongoing cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, may be substantial and will reduce our distributable cash.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering administrative staff and support services to us and reimbursements paid by our general partner to Oasis for customary management and general administrative services. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of our distributable cash.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates, including Oasis, will own sufficient units upon the closing of this offering to be able to prevent its removal. Our general partner may not be removed except for cause by vote of the holders of at least 66²/₃% of all outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the closing of this offering, Oasis will own 72.7% of our outstanding common and subordinated units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program). Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of our distributable cash.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our incentive distribution rights, without the approval of the conflicts committee of our general partner's board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled our general partner to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution on the incentive distribution rights in the quarter prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Our general partner may transfer all or a portion of the incentive distribution rights in the future. After any such transfer, the holder or holders of a majority of our made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of the unitholders.

Unitholders will experience immediate dilution in tangible net book value of $3.88 per common unit.

The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $16.12 per unit. Based on the assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $3.88 per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets being contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost and not their fair value. Please read "Dilution."

We may issue additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders' existing ownership interests.

Our partnership agreement does not limit the number of additional partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

• each unitholder's proportionate ownership interest in us will decrease;

• the amount of our distributable cash per unit may decrease;

• because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

• the ratio of taxable income to distributions may increase;

• the relative voting strength of each previously outstanding unit may be diminished; and

• the market price of the common units may decline.

Oasis may sell common units in the public or private markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, Oasis will hold 6,250,000 common units and 13,750,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. Additionally, we have agreed to provide Oasis with certain registration rights, pursuant to which we may be required to register common and subordinated units it holds under the Securities Act and applicable state securities laws. Pursuant to the registration rights agreement and our partnership agreement, we may be required to undertake a future public or private offering of common and subordinated units. The sale of these units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop. Please read "Units Eligible for Future Sale."

Our general partner's discretion in establishing cash reserves may reduce the amount of distributable cash we have to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce distributable cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of distributable cash we have available to distribute to unitholders.

Affiliates of our general partner, including Oasis, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to our Subject Assets and dedications contained in our commercial agreements with Oasis.

None of our partnership agreement, our omnibus agreement, our commercial agreements with Oasis or any other agreement in effect as of the date of this offering will prohibit Oasis or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Oasis and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us except with respect to our Subject Assets and dedications contained in our commercial agreements with Oasis. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, Oasis and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Oasis and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Oasis) own more than 80% of our common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon consummation of this offering, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates (including Oasis) will own an aggregate of 45.5% of our common and all of our subordinated units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program). At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own 72.7% of our common units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program). For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause unitholders to lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 7,500,000 publicly traded common units (assuming no exercise of the underwriters' option to purchase additional common units). In addition, Oasis will own 6,250,000 common units and 13,750,000 subordinated units, representing an aggregate approximately 72.7% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual earnings or those of other companies in our industry;

- events affecting Oasis;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general economic conditions;

- the failure of securities analysts to cover our common units after the consummation of this offering or changes in financial estimates by analysts;

- future sales of our common units; and

- other factors described in these "Risk Factors."

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

For as long as we are an "emerging growth company," we will not be required to comply with certain disclosure requirements that apply to other public companies.

We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an "emerging growth company," which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor's attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) provide certain disclosure regarding executive compensation required of larger public companies or (4) hold nonbinding advisory votes on executive compensation. We will remain an "emerging growth company" for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, become a large accelerated filer, or issue more than $1.07 billion of non-convertible debt cumulatively over a three-year period.

To the extent that we rely on any of the exemptions available to "emerging growth companies," you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not "emerging growth companies." If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

The New York Stock Exchange does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We have been authorized to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner's board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to stockholders of certain corporations that are subject to all of the NYSE corporate governance requirements. Please read "Management— Management of Oasis Midstream Partners LP."

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of our distributable cash will be affected by the costs associated with being a publicly traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $136.8 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fees and offering expenses (i) to make a distribution of approximately $134.9 million to Oasis, in whole or in part as reimbursement of pre-formation capital expenditures incurred by Oasis, and (ii) to pay approximately $1.9 million of origination fees and expenses related to our new revolving credit facility.

If and to the extent the underwriters exercise their option to purchase additional common units in full, we intend to use the additional net proceeds of approximately $21.0 million upon such exercise to pay a distribution to Oasis. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Oasis at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount, structuring fees and offering expenses payable by us, to increase or decrease, respectively, by approximately $7.0 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $26.6 million. Similarly, each decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $24.8 million. Any increase or decrease in the net proceeds would change the amount of our distribution paid to Oasis.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of June 30, 2017:

- on a historical basis for our Predecessor; and

- on a pro forma basis as of June 30, 2017, giving effect to the pro forma adjustments described in our unaudited pro forma condensed financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Summary—Formation Steps and Partnership Structure."

This table is derived from, and should be read together with, the unaudited historical condensed financial statements of our Predecessor, the unaudited pro forma condensed financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2017	
	Historical	Pro Forma
	(in thousands)	
Cash and cash equivalents	$ —	$ —
Indebtedness:		
New revolving credit facility[1]	$ —	$ —
Total long-term debt	—	—
Net parent investment/partners' capital:		
Total net parent investment	394,401	—
Common units—public	—	136,775
Common units—Oasis	—	24,284
Subordinated units—Oasis	—	53,426
General partner interest[2]	—	—
Total equity	394,401	214,485
Non-controlling interests	—	228,867
Total partners' capital	394,401	443,352
Total capitalization	$394,401	$443,352

(1) In connection with the completion of this offering, we expect to enter into a new revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources."

(2) Our general partner owns a non-economic general partner interest in us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of June 30, 2017, after giving effect to the offering of common units, the contribution of our initial interests in the DevCos and the related transactions, our net tangible book value would have been approximately $443.4 million, or $16.12 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering[1]	$22.17	
Increase in net tangible book value per unit attributable to purchasers in the offering	0.70	
Decrease in net tangible book value per unit attributable to the distribution to Oasis[2]	(6.75)	
Less: Pro forma net tangible book value per unit after the offering[3]		16.12
Immediate dilution in net tangible book value per common unit to purchasers in the offering[4][5]		$ 3.88

_____

(1) Determined by dividing the pro forma net tangible book value by the number of units (6,250,000 common units and 13,750,000 subordinated units) to be issued to Oasis for its contribution of assets and liabilities to us.

(2) Determined by dividing the distribution to Oasis of $134.9 million by the number of units (6,250,000 common units and 13,750,000 subordinated units) to be issued to Oasis for its contribution of assets and liabilities to us.

(3) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (13,750,000 common units and 13,750,000 subordinated units) to be outstanding after the offering.

(4) A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $7.0 million, or approximately $0.51 per common unit, and dilution per common unit to investors in this offering by approximately $0.74 per common unit, after deducting the estimated underwriting discount, structuring fees and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed initial offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $470.0 million, or $16.49 per common unit, and dilution per common unit to investors in this offering would be $4.51 per common unit. Similarly, each decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $418.6 million, or $15.80 per common unit, and dilution per common unit to investors in this offering would be $3.20 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing.

(5) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Oasis and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units		Total Consideration	
	Number	Percent	Number	Percent
			(thousands)	
Oasis[1][2][3]	20,000,000	72.7%	306,600	67.0%
Purchasers in the offering[3]	7,500,000	27.3%	150,000	33.0%
Total	27,500,000	100%	456,600	100%

(1) Upon the consummation of the transactions contemplated by this prospectus, Oasis will own 6,250,000 common units and 13,750,000 subordinated units.
(2) The contribution of the assets of our Predecessor will be recorded at historical cost. The pro forma book value of the consideration provided by Oasis as of June 30, 2017 was $441.5 million. At the closing of this offering, we intend to make a distribution to Oasis of $134.9 million.
(3) Assumes the underwriters' option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our Predecessor's audited historical financial statements and the related notes to those statements as of and for the years ended December 31, 2016 and 2015 and the unaudited historical condensed financial statements and the related notes to those statements as of and for the six months ended June 30, 2017 and 2016 included elsewhere in this prospectus. For additional information regarding our unaudited pro forma condensed results of operations, you should refer to our unaudited pro forma condensed financial statements and the related notes to those statements as of June 30, 2017 and for the year ended December 31, 2016 and for the six months ended June 30, 2017 included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.3750 per unit ($1.50 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our distributable cash resulting from such growth.

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our distributable cash. Because we believe we will generally finance any expansion capital expenditures from external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, we believe that our investors are best served by distributing all of our distributable cash. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to you than would be the case if we were subject to tax.

The board of directors of our general partner may change our distribution policy at any time. Our partnership agreement does not require us to pay cash distributions quarterly or on any other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay cash distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time.

The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility, which is expected to contain financial tests and covenants that we must satisfy. Our currently anticipated covenants would not have restricted our ability to make cash distributions during the pro forma periods for the year ended December 31, 2016 and the twelve months ended June 30, 2017 or the forecasted financial period for the twelve months ending September 30, 2018. However, should we be unable to satisfy these covenants or if we are otherwise in

79

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.3750 per unit for each whole quarter, or $1.50 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have distributable cash of approximately $10.3 million per quarter, or $41.3 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy."

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering and the distributable cash needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four-quarter period:

		Minimum Quarterly Distributions (thousands)	
	Number of Units	One Quarter	Annualized
Common units held by the public[1][2]	7,500,000	$ 2,813	$11,250
Common units held by Oasis[1]	6,250,000	2,344	9,375
Subordinated units held by Oasis	13,750,000	5,156	20,625
Total	27,500,000	$10,313	$41,250

(1) Assumes no exercise of the underwriters' option to purchase additional common units. Please read "Summary—The Offering—Use of Proceeds" for a description of the impact of an exercise of the option on the common unit ownership.
(2) Does not include any common units that may be issued under the long term incentive plan our general partner intends to implement prior to the completion of this offering.

Because our general partner's interest in us entitles it to control us without a right to any percentage of our distributions, our general partner will not receive ongoing distributions in respect of its general partner interest.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We do not expect to make distributions for the period from the completion of this offering through September 30, 2017 within 60 days after the end of such quarter. Instead, we expect to adjust our distribution for the period ending December 31, 2017 by an amount that covers the period from the closing of this offering through September 30, 2017 based on the actual number of days in that period.

Subordinated Units

Oasis will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units. Additionally, under certain circumstances, there is a provision for early termination of the subordination period.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such arrearage payments, except during the subordination period. To the extent we have distributable cash from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions to Our Partners—Subordination Period."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.50 per unit for the twelve months ending September 30, 2018. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2016 and the Twelve Months Ended June 30, 2017," in which we present the amount of our Adjusted EBITDA and distributable cash on a pro forma basis for the year ended December 31, 2016 and the twelve months ended June 30, 2017, derived from our unaudited pro forma condensed financial statements that are included elsewhere in this prospectus, as adjusted to give pro forma effect to, among other items, the contribution of the contributed assets to the partnership and the exclusion of the excluded assets, this offering and the related formation transactions and payments to our general partner for general and administrative expenses and public company expenses; and

- "Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2018," in which we demonstrate our ability to generate sufficient distributable cash for us to pay the minimum quarterly distribution on all units for the twelve months ending September 30, 2018.

While the third quarter of 2017 is not complete, based on our internal preliminary results of operations, no events have occurred, nor do we currently expect any events to occur, that would affect our belief regarding our ability to generate sufficient distributable cash to pay the full minimum quarterly distribution on all of our outstanding units during the twelve months ending September 30, 2018.

Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2016 and the Twelve Months Ended June 30, 2017

If we had completed this offering and the related transactions on January 1, 2016, our unaudited pro forma distributable cash flow for the year ended December 31, 2016 and the twelve months ended June 30, 2017 would have been approximately $18.0 million and $25.2 million, respectively. Pro forma distributable cash flow generated for the year ended December 31, 2016 would not have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units. Specifically, this amount would only have been sufficient to allow us to pay a distribution of $0.3252 per unit per quarter ($1.3008 per unit on an annualized basis) on all of the common units, or only approximately 87% of the minimum quarterly distribution on all of our common units, during the year ended December 31, 2016. Because of these deficiencies, we would not have been able to pay any distribution on the subordinated units during the year ended December 31, 2016. Pro forma distributable cash flow generated for the twelve months ended June 30, 2017 would have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units. However, pro forma distributable cash flow generated for the twelve months ended June 30, 2017 would not have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.50 per unit on an annualized basis) on all of our subordinated units. Specifically, this amount would only have been sufficient to allow us to pay a distribution of $0.0821 per unit per quarter ($0.3285 per unit on an annualized basis) on all of the subordinated units, or only approximately 22% of the minimum quarterly distribution on all of our subordinated units, during the twelve months ended June 30, 2017.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the date indicated. In addition, our distributable cash flow is primarily a cash accounting concept, while the audited historical financial statements of our Predecessor and the unaudited pro forma condensed financial statements included elsewhere in the prospectus have been

Oasis Midstream Partners LP
Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2016	Twelve Months Ended June 30, 2017
	(in millions)[1]	
Revenues		
Midstream services for Oasis	$92.9	$129.3
Total revenues	92.9	129.3
Operating expenses		
Direct operating	21.5	28.5
Depreciation and amortization	7.9	11.5
General and administrative	11.4	14.7
Total operating expenses	40.8	54.7
Operating income	52.1	74.6
Other income (expense)	—	—
Interest expense[2]	(1.2)	(1.2)
Income before income taxes	50.9	73.4
Income tax expense	—	—
Net income	$50.9	$ 73.4
Less:		
Net income attributable to Oasis's non-controlling interests	33.0	48.6
Net income attributable to Partnership	17.9	24.8
Add:		
Net income attributable to Oasis's non-controlling interests	33.0	48.6
Depreciation and amortization	7.9	11.5
Interest expense[2]	1.2	1.2
Other non-cash adjustments	0.9	1.2
Adjusted EBITDA[3]	60.9	87.3
Less:		
Adjusted EBITDA attributable to Oasis's non-controlling interests	38.1	55.3
Adjusted EBITDA attributable to Partnership	22.8	32.0
Less:		
Cash interest paid by Partnership[4]	0.8	0.8
Maintenance capital expenditures attributable to Partnership[5]	1.5	3.5
Expansion capital expenditures attributable to Partnership[6]	86.8	52.3
Additional public company general and administrative expenses to the Partnership[7]	2.5	2.5
Add:		
Partnership borrowings to fund expansion capital expenditures	—	—
Contribution from Oasis to fund expansion capital expenditures[8]	86.8	52.3
Pro forma distributable cash flow attributable to Partnership	$18.0	$ 25.2
Pro forma distributions to:		
Public common unitholders	9.8	11.3
Oasis		
Common units	8.2	9.4
Subordinated units	—	4.5
Total distributions to Oasis	8.2	13.9
Total distributions	$18.0	$ 25.2
Shortfall of distributable cash flow over aggregate annualized minimum quarterly distribution	$23.3	$ 16.1
Percent of minimum quarterly distribution payable to common unitholders	87%	100%
Percent of minimum quarterly distribution payable to subordinated unitholders	—%	22%

(1) Components may not add to totals due to rounding.

**Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending
September 30, 2018**

We forecast estimated Adjusted EBITDA and distributable cash flow attributable to Oasis Midstream Partners LP for the twelve months ending September 30, 2018, will be approximately $55.5 million and $49.4 million, respectively. In order to pay the aggregate annualized minimum quarterly distribution to all of our unitholders for the twelve months ending September 30, 2018, we must generate EBITDA and distributable cash flow of at least $47.3 million and $41.3 million, respectively.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated Adjusted EBITDA and distributable cash flow for the twelve months ending September 30, 2018, and related assumptions set forth below, to substantiate our belief that we will have sufficient Adjusted EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all of our unitholders for the twelve months ending September 30, 2018. Please read "—Significant Forecast Assumptions." Due to the rate of development of our assets and our dependence on Oasis's E&P schedule for our revenue, our cash flows may vary from quarter to quarter. However, we believe that we will generate sufficient cash flow from operations to support the minimum quarterly distribution during each of the four quarters in the twelve months ending September 30, 2018. This forecast is a forward-looking statement and should be read together with our historical audited financial statements and unaudited pro forma condensed financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This prospective financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient Adjusted EBITDA and distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus or any free writing prospectus has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this offering document relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated Adjusted EBITDA and distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

	Twelve Months Ending September 30, 2018	Three Months Ending			
		December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
	($ in millions)[1]				
Revenues					
Midstream Services Revenues	$217.4	$ 51.1	$ 53.0	$ 55.7	$ 57.5
Total Revenue	$217.4	$ 51.1	$ 53.0	$ 55.7	$ 57.5
Expenses					
Direct Operating	$ 43.2	$ 10.5	$ 10.7	$ 10.9	$ 11.1
General and Administrative[2]	20.2	5.0	5.1	5.0	5.1
Depreciation and Amortization	17.2	4.1	4.2	4.3	4.6
Total Expenses	$ 80.6	$ 19.6	$ 20.0	$ 20.2	$ 20.8
Operating Income	$136.8	$ 31.5	$ 33.1	$ 35.5	$ 36.7
Interest Expense[3]	0.8	0.2	0.2	0.2	0.2
Income Before Income Tax Expense	$136.1	$ 31.3	$ 32.9	$ 35.3	$ 36.5
Income Tax Expense	—	—	—	—	—
Net Income	$136.1	$ 31.3	$ 32.9	$ 35.3	$ 36.5
Less:					
Net Income Attributable to Oasis-Retained Non-Controlling Interests	$ (89.0)	$(20.1)	$(21.7)	$(23.1)	$(24.1)
Net Income Attributable to Oasis Midstream Partners LP	$ 47.1	$ 11.2	$ 11.2	$ 12.2	$ 12.4
Add:					
Net Income Attributable to Oasis-Retained Non-Controlling Interests	$ 89.0	$ 20.1	$ 21.7	$ 23.1	$ 24.1
Depreciation	17.2	4.1	4.2	4.3	4.6
Interest Expense[3]	0.8	0.2	0.2	0.2	0.2
Income Tax Expense	—	—	—	—	—
Adjusted EBITDA[4]	$154.0	$ 35.6	$ 37.2	$ 39.8	$ 41.3
Less:					
Adjusted EBITDA Attributable to Oasis-Retained Non-Controlling Interests	$ (98.5)	$(22.4)	$(23.9)	$(25.5)	$(26.7)
Adjusted EBITDA Attributable to Oasis Midstream Partners LP[5]	$ 55.5	$ 13.3	$ 13.3	$ 14.3	$ 14.6
Less:					
Cash Interest[6]	(0.8)	(0.2)	(0.2)	(0.2)	(0.2)
Estimated Maintenance Capital Expenditures[7]	(5.3)	(0.9)	(0.9)	(1.9)	(1.6)
Estimated Expansion Capital Expenditures[8]	(11.4)	(1.5)	(2.4)	(3.4)	(4.0)
Add:					
Borrowings to Fund Expansion Capital Expenditures ...	$ 11.4	$ 1.5	$ 2.4	$ 3.4	$ 4.0
Cash Used to Fund Expansion Capital Expenditures	—	—	—	—	—
Estimated Distributable Cash Flow Attributable to Oasis Midstream Partners LP	$ 49.4	$ 12.1	$ 12.1	$ 12.3	$ 12.8
Distributions to Public Common Unitholders	$ 11.3	$ 2.8	$ 2.8	$ 2.8	$ 2.8
Distributions to Oasis:					
Common Units Held by Oasis	9.4	2.3	2.3	2.3	2.3
Subordinated Units Held by Oasis	20.6	5.2	5.2	5.2	5.2
Total Distributions to Oasis	$ 30.0	$ 7.5	$ 7.5	$ 7.5	$ 7.5
Aggregate Quarterly Distributions	$ 41.3	$ 10.3	$ 10.3	$ 10.3	$ 10.3
Excess Distributable Cash Flow Over Minimum Quarterly Distribution	$ 8.1	$ 1.8	$ 1.8	$ 2.0	$ 2.5

(1) Components may not add to totals due to rounding.

(2) Includes an incremental $2.5 million of estimated annual general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership.

(3) Forecasted interest expense includes interest on amounts outstanding under our new revolving credit facility and commitment fees on the unused portion of our new revolving credit facility, and excludes non-cash amortization of origination fees.

(4) We define Adjusted EBITDA as earnings before interest expense (net of capitalized interest), income taxes, depreciation, amortization, impairment, stock-based compensation expenses and other non-cash adjustments. Please read "Summary—Non-GAAP Financial Measure."

(5) The following table reconciles net income attributable to Oasis-retained non-controlling interests to Adjusted EBITDA attributable to Oasis-retained non-controlling interests. These adjustments exclude both the costs of being a publicly traded partnership and interest expense at Oasis Midstream Partners LP.

	Twelve Months Ending September 30, 2018
	(in millions)
Net income attributable to Oasis-retained non-controlling interests	$89.0
Add:	
Depreciation attributable to Oasis-retained non-controlling interests	9.6
Adjusted EBITDA attributable to Oasis-retained non-controlling interests	$98.5

◀

(6) Reflects estimated cash interest relating to (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility.

(7) Represents estimated maintenance capital expenditures attributable to the Partnership. The estimated maintenance capital expenditures for Oasis-retained non-controlling interests is shown in the following table.

	Twelve Months Ending September 30, 2018
	(in millions)
Maintenance capital expenditures attributable to Partnership	$ 5.3
Maintenance capital expenditures attributable to Oasis-retained non-controlling interests	6.9
Total maintenance capital expenditures attributable to our DevCos	$12.2

(8) Represents estimated expansion capital expenditures attributable to the Partnership. The total estimated expansion capital expenditures for Oasis-retained non-controlling interests is shown in the following table.

	Twelve Months Ending September 30, 2018		
Expansion Capital Expenditures	Expansion Capital Expenditures Attributable to Oasis Midstream Partners LP	Expansion Capital Expenditures Attributable to Oasis's Non-Controlling Interest	Total Expansion Capital Expenditures
	(in millions)		
Bighorn DevCo	$ —	$ —	$ —
Bobcat DevCo	4.4	39.4	43.8
Beartooth DevCo	7.0	10.5	17.4
Total Expansion Capital Expenditures	$11.4	$49.8	$61.2

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2017, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3750 per unit, or $1.50 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not expect to make distributions for the period from the completion of this offering through September 30, 2017 within 60 days after the end of such quarter. Instead, we expect to adjust our distribution for the period ending December 31, 2017 by an amount that covers the period from the closing of this offering through September 30, 2017 based on the actual number of days in that period.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution from capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see "—Distributions from Capital Surplus."

Operating Surplus

We define operating surplus as:

- $40.0 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; *plus*

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; *plus*

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; *less*

- all of our operating expenditures (as defined below), which includes maintenance capital expenditures after the closing of this offering; *less*

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; *less*

- any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity's operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $40.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus, and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its gathering throughput as maintenance capital expenditures to the extent such capital expenditures are necessary to maintain, over the long term, system operating capacity, operating income or revenue. Cash expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are cash expenditures to acquire additional interests in our midstream assets and to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system operating capacity, operating income or revenue. Examples of expansion capital expenditures include the acquisition of additional interests in our DevCos and the construction, development or acquisition of additional midstream assets, in each case, to the extent such expenditures are expected to increase, over the long term, system operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system operating capacity, operating income or revenue, the associated capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, which are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of existing system operating capacity or operating income, but which are not expected to expand, for more than the short term, system operating capacity or operating income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (described below), the common unitholders will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.3750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on our common units from

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15%, 25% and 50%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.43125 per unit for that quarter, or the first target distribution;

- *second*, 85% to all common unitholders and subordinated unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.46875 per unit for that quarter, or the second target distribution;

- *third*, 75% to all common unitholders and subordinated unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.56250 per unit for that quarter, or the third target distribution; and

- *thereafter*, 50% to all common unitholders and subordinated unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution	$0.37500	100%	—%
First Target Distribution	above $0.37500 up to $0.43125	100%	—%
Second Target Distribution	above $0.43125 up to $0.46875	85%	15%
Third Target Distribution	above $0.46875 up to $0.56250	75%	25%
Thereafter	above $0.56250	50%	50%

Right to Reset Incentive Distribution Levels

The holder of our incentive distribution rights has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.60.

	Quarterly Distribution Per Unit Prior to Reset	Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
		Unitholders	IDR Holders	
Minimum Quarterly Distribution	up to $0.375000	100%	—%	up to $0.600[1]
First Target Distribution	above $0.375000 up to $0.431250	100%	—%	above $0.600 up to $0.690[2]
Second Target Distribution	above $0.431250 up to $0.468750	85%	15%	above $0.690 up to $0.750[3]
Third Target Distribution	above $0.468750 up to $0.562500	75%	25%	above $0.750 up to $0.900[4]
Thereafter	above $0.562500	50%	50%	above $0.900

(1) This amount is equal to the hypothetical reset minimum quarterly distribution.
(2) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 27,500,000 common units outstanding and the distribution to each common unit would be $0.60 for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of IDRs Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.375000	$10,312,500	$ —	$10,312,500
First Target Distribution	above $0.375000 up to $0.431250	1,546,875	—	1,546,875
Second Target Distribution	above $0.431250 up to $0.468750	1,031,250	181,985	1,213,235
Third Target Distribution	above $0.468750 up to $0.562500	2,578,125	859,375	3,437,500
Thereafter	above $0.562500	$ 1,031,250	$1,031,250	$ 2,062,500
		16,500,000	2,072,610	18,572,610

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be 30,954,350 common units outstanding and the distribution to each common unit would be $0.60. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $2,072,610, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.60.

| | | Cash Distributions to Common Unitholders Prior to Reset | Cash Distributions to Holders of IDRs After Reset | | | |
	Quarterly Distributions per Unit		Common Units[1]	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	up to $0.600	$16,500,000	$2,072,610	$—	$2,072,610	$18,572,610
First Target Distribution	above $0.600 up to $0.690	—	—	—	—	—
Second Target Distribution	above $0.690 up to $0.750	—	—	—	—	—
Third Target Distribution	above $0.750 up to $0.900	—	—	—	—	—
Thereafter	above $0.900	—	—	—	—	—
		$16,500,000	$2,072,610	$—	$2,072,610	$18,572,610

(1) Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability of holders of our incentive distribution rights to exercise the reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution from capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution from capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution from capital surplus to the fair market value of our common units prior to the announcement of the distribution. Because distributions from capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution from capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our Predecessor and selected unaudited pro forma condensed financial data for the Partnership for the periods and as of the dates indicated. The selected historical unaudited financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 are derived from the historical unaudited condensed financial statements of the Predecessor appearing elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2016 and 2015 are derived from the audited historical financial statements of the Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In connection with the closing of this offering, Oasis will contribute to us economic interests in Bighorn DevCo, Bobcat DevCo and Beartooth DevCo. However, as required by GAAP, we will consolidate 100% of the assets and operations of our DevCos in our financial statements and reflect a non-controlling interest adjustment for Oasis's retained interests in our DevCos.

The selected unaudited pro forma condensed financial data presented in the following table for the six months ended June 30, 2017 and for the year ended December 31, 2016 is derived from the unaudited pro forma condensed financial statements included elsewhere in this prospectus. The unaudited pro forma condensed balance sheet assumes the offering and the related transactions occurred as of June 30, 2017, and the unaudited pro forma condensed statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 assume the offering and the related transactions occurred as of January 1, 2016.

The unaudited pro forma condensed financial statements give effect to the following:

- Oasis's and OMS's contribution of a 100% interest in Bighorn DevCo, a 10% interest in Bobcat DevCo and a 40% interest in Beartooth DevCo to us;

- our issuance of a non-economic general partner interest in us and all of our IDRs to our general partner;

- our issuance of 6,250,000 common units and 13,750,000 subordinated units to Oasis, representing an aggregate 72.7% limited partner interest in us;

- our issuance of 7,500,000 common units to the public, representing a 27.3% limited partner interest in us, and the receipt of $136.8 million in net proceeds from this offering;

- our entry into a new five-year, $200 million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented;

- our entry into various long-term commercial agreements with OMS and other wholly owned subsidiaries of Oasis;

- our entry into a 15-year services and secondment agreement with Oasis;

- our entry into an omnibus agreement with Oasis; and

- the consummation of this offering and application of approximately $136.8 million of net proceeds to make a distribution of approximately $134.9 million to Oasis, in whole or in part as reimbursement of preformation capital expenditures incurred by Oasis, and to pay approximately $1.9 million of origination fees and expenses related to our new revolving credit facility.

The unaudited pro forma condensed financial data does not give effect to an estimated $2.5 million of incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

	Predecessor Historical				Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2016	2015	2017	2016
	(In thousands)					
Statement of Operations Data:						
Revenues						
Midstream services for Oasis	$ 76,776	$ 58,629	$ 120,258	$ 104,675	$ 74,968	$92,889
Midstream services for third parties	1,177	124	594	21	—	—
Total revenues	77,953	58,753	120,852	104,696	74,968	92,889
Operating expenses						
Direct operating	18,093	14,093	29,275	28,548	17,023	21,508
Depreciation and amortization	7,211	3,415	8,525	5,765	6,695	7,861
Impairment	—	—	—	2,073	—	—
General and administrative	8,784	5,971	12,112	10,215	8,450	11,441
Total operating expenses	34,088	23,479	49,912	46,601	32,168	40,810
Operating income	43,865	35,274	70,940	58,095	42,800	52,079
Other income (expense)	2	(2)	(474)	(800)	—	(12)
Interest expense, net of capitalized interest	(4,231)	(1,821)	(5,481)	(4,514)	(585)	(1,170)
Income before income taxes	39,636	33,451	64,985	52,781	42,215	50,897
Income tax expense	(14,960)	(12,782)	(24,857)	(20,339)	—	—
Net income	$ 24,676	$ 20,669	$ 40,128	$ 32,442	$ 42,215	$50,897
Net income attributable to non-controlling interests[1]					$ 27,622	$32,985
Net income attributable to Oasis Midstream Partners LP					14,593	17,912
Net income per limited partner unit (basic and diluted):						
Common units					$ 0.53	$ 0.65
Subordinated units					0.53	0.65
Balance Sheet Data:						
Property, plant and equipment, net	$502,673		$ 431,535	$ 265,409	$454,301	
Total assets	527,069		450,028	280,763	476,127	
Total liabilities	132,668		118,353	75,907	32,775	
Total net equity - parent net investment/ partners' capital	394,401		331,675	204,856	443,352	
Cash Flow Data:						
Net cash provided by operating activities	$ 42,477	$ 37,775	$ 72,086	$ 54,143		
Net cash used in investing activities	(79,814)	(72,563)	(157,866)	(120,234)		
Net cash provided by financing activities	37,337	34,788	85,780	66,091		
Other Financial Data:						
Adjusted EBITDA[2]	$ 51,791	$ 39,130	$ 79,912	$ 65,823	$ 50,181	$60,792

(1) Represents the 90% and 60% non-controlling interests in the net income of Bobcat DevCo and Beartooth DevCo, respectively, retained by Oasis for the pro forma periods presented.

(2) For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

Based on the terms of our cash distribution policy, we expect that we will distribute most of the cash generated by our operations to our unitholders. As a result, we expect to fund future expansion capital expenditures and acquisitions primarily from a combination of borrowings under our revolving credit facility and the issuance of additional equity or debt securities. We expect our future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to our unitholders will be funded from cash flows internally generated from our operations.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute a minimum quarterly distribution of $0.3750 per unit per quarter ($1.50 per unit on an annualized basis), which equates to an aggregate distribution of approximately $10.3 million per quarter, or approximately $41.3 million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. The board of directors of our general partner may change our distribution policy and the amount of distributions to be paid under our distribution policy at any time without unitholder approval and for any reason. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

Upon the closing of this offering, we anticipate entering into a credit agreement for a new revolving credit facility with OMP Operating, as borrower, and Wells Fargo Bank, N.A., as the administrative agent, swingline lender and letter of credit issuer and a syndicate of lenders (the "revolving credit facility"). We expect that the credit agreement will provide for an initial aggregate commitment amount of $200 million (the "line of credit") on the effective date, with a sublimit for the issuance of letters of credit of up to $10 million and a sublimit for swingline loans in a principal amount of up to $10 million, which sublimits will be available, in each case, as long as the aggregate exposures of the lenders do not exceed the aggregate commitments and are subject to the satisfaction of certain conditions. The revolving credit facility will mature in September 2022.

We expect that the revolving credit facility will be available (i) to fund capital expenditure needs; (ii) to finance working capital needs; (iii) for general partnership purposes (including acquisitions of additional equity interests in our DevCos, dropdowns and other permitted acquisitions); (iv) to repay swingline loans; and (v) to pay fees and expenses related to the loan documents.

We expect that the revolving credit facility will allow us to request that the aggregate commitments under the revolving credit facility be increased to up to $400 million in total aggregate commitments, subject to certain conditions, by obtaining additional commitments from the existing lenders or by causing a person acceptable to the administrative agent to become a lender (in each case subject to the terms and conditions set forth in the credit agreement).

We expect that all borrowings and letter of credit issuances under the revolving credit facility will be subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

We expect that borrowings under the revolving credit facility will bear interest at a rate per annum equal to an agreed upon applicable margin plus the greatest of (1) the Prime Rate (as defined in the credit agreement) in effect on such day, (2) the Federal Funds Effective Rate (as defined in the credit agreement) in effect on such day plus ½ of 1.00% or (3) the Adjusted LIBO Rate (as defined in the credit agreement) for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1.00%. We expect that the applicable margin for borrowings under the revolving credit facility will be based on our most recently tested consolidated total leverage ratio and varies from (a) in the case of Eurodollar loans, 1.75% to 2.75%, and (b) in the case of ABR loans or swingline loans, 0.75% to 1.75%. We expect that the unused portion

The chart below illustrates the significant Williston Basin production growth demonstrated by Oasis since 2010. Following this offering, Oasis intends for us to become its primary vehicle for midstream operations, which generate stable and growing cash flows and support the growth of its high quality assets in the Williston Basin and any other areas in which Oasis may operate in the future. We anticipate providing critical crude oil, natural gas, produced water and freshwater services in support of Oasis's growth. Oasis has publicly announced a production guidance growth rate for 2017 of approximately 30% at the midpoint as compared to its 2016 annual production rate of 50,372 Boepd.



During 2016, Oasis spent $400 million on capital expenditures, excluding acquisitions, operating two rigs in the Williston Basin and completing and placing on production 57 gross (37.6 net) operated Bakken and Three Forks wells, bringing the total number of gross Oasis-operated producing wells in the Williston Basin that target the Bakken and Three Forks formations to 909 as of December 31, 2016. As of December 31, 2016, Oasis had 83 gross operated wells waiting on completion in the Bakken and Three Forks formations. Oasis's 2017 capital plan of $605 million contemplates completing and placing on production approximately 76 gross (51.7 net) operated wells, approximately 97% of which are expected to be on acreage dedicated to us, and includes $110 million of capital expenditures associated with midstream assets, of which approximately $100 million is to be spent on assets in acreage dedicated to us.

Oasis's current operations are located exclusively in the Williston Basin, which covers 202,000 square miles in the Northern United States and Southern Canada. The Bakken and underlying Three Forks formations are the two primary reservoirs that Oasis is currently developing in the Williston Basin. According to the U.S. Energy Information Administration—U.S. Crude Oil and Natural Gas Proved Reserves, Year-End 2015 report, the Bakken and Three Forks shale formations contain technically recoverable reserves estimated at 5.0 billion barrels of oil, while North Dakota contains 7.3 trillion cubic feet of natural gas. The utilization of horizontal drilling and hydraulic fracturing has turned the Williston Basin into one of the most prolific crude oil producing basins in North America. The first horizontal Middle Bakken well was drilled in 2000, and as drilling techniques improved, production continued to increase. Since 2010, and despite a recent pull-back in activity related to oil price declines, major operators have entered the basin and crude oil production has increased by approximately 3.5 times from January 2010 to January 2017.

Our Relationship with Oasis

Our relationship with Oasis is one of our principal strengths. Following the completion of this offering, Oasis will own an aggregate 72.7% limited partner interest in us (or an aggregate 68.6% limited partner interest in us crude oil services (gathering, stabilization, blending and storage), produced and flowback water services (gathering and disposal) and freshwater services (fracwater and flushwater distribution). At the same time, we will become a party to the long-term FERC-regulated transportation services agreement governing the transportation of crude oil via pipeline from the Wild Basin area to Johnson's Corner, which OMS previously entered into with OPM. This agreement is renewable at OPM's option. We will generate substantially all of our revenues through these contracts. We will have minimal direct exposure to commodity prices, and we will generally not take ownership of the crude oil or natural gas that we gather, compress, process, terminal, store or transport for our customers, including Oasis. Due to this and the fee-based, long-term nature of our contracts, we believe these agreements will provide us with stable and predictable cash flows. Additionally, we intend to continue to pursue long-term, fee-based contracts with third parties.

Attract Third-Party Customers. We are seeking to expand our systems and increase the utilization of our existing midstream assets by attracting incremental volumes from other upstream oil and natural gas operators in the Williston Basin, and as such we are in active discussions with a number of potential customers. The scale of our assets and their strategic location near concentrated areas of current and expected future production make our geographic footprint difficult for competitors to replicate, thereby providing us the ability to gather incremental throughput volumes at a lower cost than new market entrants or competitors with less scale. We believe that our strategically located assets and our experience in designing, permitting, constructing and operating cost-efficient crude oil, natural gas and water-related midstream assets will allow us to grow our third-party business.

Complete Accretive Acquisitions from Third Parties. In addition to growing our business organically and through dropdown acquisitions from Oasis, we intend to make accretive acquisitions of midstream assets from third parties. Leveraging our knowledge of, and expertise in, the Williston Basin, we intend to target and efficiently execute economically attractive acquisitions of midstream assets from third parties within and beyond our current area of operation. We also intend to explore accretive acquisition opportunities from third parties outside of the Williston Basin in support of any geographic expansion of Oasis's operations.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following strengths:

Our Strategic Affiliation with Oasis. We believe that, as a result of owning all of our IDRs, 72.7% of our outstanding units following completion of this offering and a significant retained interest in the DevCos, Oasis is incentivized to promote and support our growth plan and to pursue projects that enhance the overall value of our business as well as its retained interests in the DevCos. We believe our assets are highly efficient, with demonstrated high rates of availability and operational reliability designed to withstand harsh winter conditions, and can be operated at what we consider to be relatively low costs. Additionally, our assets are strategically located within Oasis's acreage position and are in close proximity to other operators in the Williston Basin, positioning us as a leading provider of midstream services in the Williston Basin.

- *Dropdown Acquisition Opportunities*. Following this offering, Oasis will retain a substantial ownership interest in our midstream systems through its 90% economic interest in Bobcat DevCo and 60% economic interest in Beartooth DevCo. In addition, following the completion of this offering, we believe Oasis, through OMS, will continue to build crude oil, natural gas and water-related midstream assets to support its production growth. We anticipate that we will have the opportunity to make accretive acquisitions from OMS by acquiring the remaining equity interests in both of our DevCos. In addition, we anticipate acquiring midstream assets that Oasis elects to develop and sell following this offering to support its production activities. We believe such development may provide OMS the ability to develop significant additional midstream assets.

- *The Development of the Williston Basin is a Strategic Priority for Oasis*. Oasis owns and operates an extensive and contiguous land position with a large inventory of leasehold acreage in the core areas of decision to sell those assets and, in the case of our ROFO, our ability to successfully negotiate a price and other mutually agreeable purchase terms for those assets. Both the ROFO and the ROFR will terminate in the event Oasis elects to sell our general partner (other than in connection with a change of control of Oasis). Please read "Risk Factors—Risks Related to Our Business—We may be unable to grow by acquiring from Oasis the retained non-controlling interests in our DevCos or any other midstream assets that Oasis builds with respect to its current acreage and elects to sell in the future, which could limit our ability to increase our distributable cash flow" and "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement" for more information regarding our Subject Assets.

Services and Secondment Agreement

In connection with the completion of this offering, we will enter into a 15-year services and secondment agreement with Oasis, pursuant to which we will operate our midstream infrastructure, and Oasis will provide all personnel, equipment, electricity, chemicals, and services (including third-party services) required for us to operate such assets. We will reimburse Oasis for our share of the actual costs of operating such assets. We expect our operating costs will consist of the cost of equipment rental, labor, workovers and power, among other general operating costs. Pursuant to the services and secondment agreement, Oasis will, or will cause its affiliates to, perform centralized corporate, general and administrative services for us, such as legal, corporate recordkeeping, planning, budgeting, regulatory, accounting, billing, business development, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, investor relations, cash management and banking, payroll, internal audit, taxes and engineering. In addition to the provision of the general and administrative services, Oasis will also second to us certain of its employees to operate, construct, manage and maintain our assets. Our services and secondment agreement requires us to reimburse Oasis for direct general and administrative expenses incurred by Oasis for the provision of the above services. Additionally, we will reimburse Oasis for compensation and certain other expenses paid to employees of Oasis that are seconded to us and who spend time managing and operating our business. The expenses of executive officers and non-executive employees will be allocated to us based on the amount of time spent managing our business and operations. The reimbursements to our general partner and Oasis will be made prior to cash distributions to our common unitholders. We anticipate reimbursement to Oasis and its affiliates will vary with the size and scale of our operations, among other factors. We currently anticipate these reimbursable expenses will be approximately $7.0 million for the twelve months ending September 30, 2018 based on our current operations, which excludes $2.5 million of direct general and administrative expenses that we expect to incur on an ongoing basis as a result of us becoming a publicly traded partnership. For more information about such fees and services, please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Services and Secondment Agreement."

Competition

As a result of the relationship between Oasis, OMS and our DevCos, we do not compete for the portion of Oasis's existing operations for which we currently provide midstream infrastructure services. For areas where acreage is not dedicated to us, the DevCos will compete with similar enterprises in providing additional midstream infrastructure services in those areas of operation. Some of these competitors may expand or construct midstream infrastructure systems that would create additional competition for the services provided by the DevCos to oil and natural gas producers. In addition, third parties that are significant producers of oil and natural gas in the DevCos' areas of operation may develop their own midstream infrastructure systems in lieu of employing the DevCos' services.

Title to Our Properties

Substantially all of our interests in the real property on which our assets are located derive from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for our operations, and we believe that we have satisfactory interests in and to these lands. We have leased or acquired easements, rights-of-way, permits or licenses in these lands without any material challenge

MANAGEMENT

Management of Oasis Midstream Partners LP

We will be managed and operated by the board of directors and executive officers of our general partner upon the consummation of this offering. Our general partner is controlled by Oasis. All of our officers and certain of our directors are also officers and/or directors of Oasis. Neither our general partner nor its board of directors will be elected by our unitholders and none will be subject to re-election in the future. OMS Holdings, a wholly owned subsidiary of Oasis, is the sole member of our general partner and will have the right to appoint our general partner's entire board of directors, including at least three independent directors meeting the independence standards established by the NYSE. Matthew Fitzgerald and Phillip D. Kramer, who will serve as independent directors, will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to directly or indirectly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner will have six directors. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the completion of this offering. Oasis, through its ownership of OMS Holdings, will appoint at least one member of the audit committee to the board of directors of our general partner by the date our common units first trade on the NYSE .

In evaluating director candidates, Oasis will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of Oasis. The amount of time that our executive officers will devote to our business and the business of Oasis will vary in any given year based on a variety of factors. Our executive officers intend, however, to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Following the consummation of this offering, Oasis shall provide customary management and general administrative services to us pursuant to an omnibus agreement. Our general partner shall reimburse Oasis at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Neither our general partner nor Oasis will receive any management fee or other compensation. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions."

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner as of June 30, 2017. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. Some of the directors and executive officers of our general partner also serve as executive officers and/or directors of Oasis.

Name	Age	Position With Our General Partner
Thomas B. Nusz	57	Chairman of the Board
Taylor L. Reid	54	Chief Executive Officer and Director
Michael H. Lou	42	President and Director
Nickolas J. Lorentzatos	48	Executive Vice President, General Counsel and Corporate Secretary and Director
Richard N. Robuck	42	Senior Vice President and Chief Financial Officer
Matthew Fitzgerald	59	Director
Phillip D. Kramer	61	Director

Thomas B. Nusz is the Chairman of the board of directors of our general partner. He has served as Oasis's Director and Chief Executive Officer since March 2007. He has also served as Oasis's President until January 1, 2014, and has 35 years of experience in the oil and gas industry. From April 2006 to February 2007, Mr. Nusz managed his personal investments, developed the business plan for Oasis Petroleum LLC and secured funding for Oasis. He was previously a Vice President with Burlington Resources Inc., a formerly publicly traded oil and gas E&P company or, together with its predecessors, Burlington, and served as President International Division (North Africa, Northwest Europe, Latin America and China) from January 2004 to March 2006, as Vice President Acquisitions and Divestitures from October 2000 to December 2003 and as Vice President Strategic Planning and Engineering from July 1998 to September 2000 and Chief Engineer for substantially all of such period. He was instrumental in Burlington's expansion into the Western Canadian Sedimentary Basin from 1999 to 2002. From September 1985 to June 1998, Mr. Nusz held various operations and managerial positions with Burlington in several regions of the United States, including the Permian Basin, the San Juan Basin, the Black Warrior Basin, the Anadarko Basin, onshore Gulf Coast and Gulf of Mexico. Mr. Nusz was an engineer with Mobil Oil Corporation and for Superior Oil Company from June 1982 to August 1985. He is a current member of the National Petroleum Council, an advisory committee to the Secretary of Energy of the United States. Mr. Nusz holds a Bachelor of Science in Petroleum Engineering from Mississippi State University.

The board believes that Mr. Nusz's considerable operational and financial experience brings important and valuable skills to the board of directors.

Taylor L. Reid is the Chief Executive Officer and Director of our general partner. He has served as Oasis's Director, President and Chief Operating Officer since January 1, 2014. He served as Oasis's Director, Executive Vice President and Chief Operating Officer (or in similar capacities) since Oasis's inception in March 2007 and has 32 years of experience in the oil and gas industry. From November 2006 to February 2007, Mr. Reid worked with Mr. Nusz to form the business plan for Oasis Petroleum LLC and secure funding for Oasis. He previously served as Asset Manager Permian and Panhandle Operations with ConocoPhillips from April 2006 to October 2006. Prior to joining ConocoPhillips, he served as General Manager Latin America and Asia Operations with Burlington from March 2004 to March 2006 and as General Manager Corporate Acquisitions and Divestitures from July 1998 to February 2004. From March 1986 to June 1998, Mr. Reid held various operations and managerial positions with Burlington in several regions of the continental United States, including the Permian Basin, the Williston Basin and the Anadarko Basin. He was instrumental in Burlington's expansion into the Western Canadian Sedimentary Basin from 1999 to 2002. Mr. Reid holds a Bachelor of Science in Petroleum Engineering from Stanford University.

The board believes that Mr. Reid's considerable operational experience brings important and valuable skills to the board of directors.

Michael H. Lou is the President and Director of our general partner. He has served as Oasis's Executive Vice President and Chief Financial Officer since August 2011. Mr. Lou served as Oasis's Senior Vice President Finance (or similar capacities) from September 2009 to August 2011 and has 20 years of experience in the oil and gas industry. Prior to joining us, Mr. Lou was an independent contractor from January 2009 to August 2009. From February 2008 to December 2008, he served as the Chief Financial Officer of Giant Energy Ltd., a private oil and gas management company; from July 2006 to December 2008 he served as Chief Financial Officer of XXL Energy Corp., a publicly listed Canadian oil and gas company; and from August 2008 to December 2008, he served as Vice President Finance of Warrior Energy N.V., a publicly listed Canadian oil and gas company. From October 2005 to July 2006, Mr. Lou was a Director for Macquarie Investment Bank. Prior to joining Macquarie, Mr. Lou was a Vice President for First Albany Investment Banking from 2004 to 2006. From 1999 to 2004, Mr. Lou held positions of increasing responsibility, most recently as a Vice President, for Bank of America's investment banking group. From 1997 to 1999, Mr. Lou was an analyst for Merrill Lynch's investment banking group. Mr. Lou holds a Bachelor of Science in Electrical Engineering from Southern Methodist University.

The board believes that Mr. Lou's considerable operational and financial experience brings important and valuable skills to the board of directors.

Nickolas J. Lorentzatos is the Executive Vice President, General Counsel and Corporate Secretary and Director of our general partner. He has served as Oasis's Executive Vice President, General Counsel and Corporate Secretary since January 1, 2014. Mr. Lorentzatos served as Oasis's Senior Vice President, General Counsel and Corporate Secretary from September 2010 to December 31, 2013, and has 17 years of experience in the oil and gas industry and 21 years practicing law. He previously served as Senior Counsel with Targa Resources from July 2007 to September 2010. From April 2006 to July 2007, he served as Senior Counsel to ConocoPhillips. Prior to the merger of Burlington Resources Inc. and ConocoPhillips which became effective in 2006, he served as Counsel and Senior Counsel to Burlington since August 1999. From September 1995 to August 1999, he was an associate with Bracewell & Patterson, LLP. Mr. Lorentzatos holds a Bachelor of Arts from Washington and Lee University, a Juris Doctor from the University of Houston, and a Masters of Business Administration from the University of Texas at Austin.

The board believes that Mr. Lorentzatos' considerable operational and legal experience brings important and valuable skills to the board of directors.

Richard N. Robuck is the Senior Vice President and Chief Financial Officer of our general partner. He has served as Oasis's Senior Vice President Finance and Treasurer since January 2017. Previously, Mr. Robuck served as Vice President Finance and Treasurer (or similar capacities) since April 2010. Mr. Robuck began his career 19 years ago in the oil and gas industry at Bank of America in their Energy Group. Prior to joining Oasis, Mr. Robuck was VP – Finance and Investments at Southern Ute Alternative Energy from October 2008 until April 2010. From July 2001 to October 2008, he served in various financial capacities at Grande Communications, a private telecommunications company in Austin, Texas, serving as VP-Finance from April 2005 through October 2008. Mr. Robuck holds a Bachelor of Business Administration from The University of Texas at Austin and a Master of Business Administration from Rice University.

Phillip D. Kramer has been appointed to serve as a Director of our general partner. Mr. Kramer served as Executive Vice President of Plains All American Pipeline, L.P. ("PAA") from November 2008 until his retirement in April 2017 and previously served as Executive Vice President and Chief Financial Officer from PAA's formation in 1998 until November 2008. In addition, he was Executive Vice President and Chief Financial Officer of Plains Resources Inc. from May 1998 to May 2001, and previously served Plains Resources as Senior Vice President / Vice President and Chief Financial Officer from 1992 to 1997. Mr. Kramer is a past Certified Public Accountant and was previously on the board of directors of the general partner of Petrologistics LP from 2012 to 2014 where he was elected to serve as the chairman of the audit committee of the board. He is presently on the board of directors of Earthstone Energy Inc. and the Board of Advisors of the University of Oklahoma Price College of Business. He holds a degree in accounting from the University of Oklahoma.

The board believes that Mr. Kramer's considerable operational and financial experience brings important and valuable skills to the board of directors.

Matthew Fitzgerald has been appointed to serve as a Director and the Chair of our Audit Committee of our general partner. Mr. Fitzgerald has been a private investor since July 2013. From 2009 until July 2013, Mr. Fitzgerald served as President of Total Choice Communications LLC, a wireless retailer in Houston, Texas. Mr. Fitzgerald retired from Grant Prideco, Inc., following its merger with National Oilwell Varco in 2008. He had served as Senior Vice President and Chief Financial Officer and as Treasurer beginning in February 2007. Mr. Fitzgerald held the positions of Executive Vice President, Chief Financial Officer, and Treasurer of Veritas DGC. Mr. Fitzgerald also served as Vice President and Controller for BJ Services Company. He previously served on the Board of Directors of Rosetta Resources, Inc. from 2009 until its merger with Noble Energy in 2015 and currently serves on the Board of Directors of Independence Contract Drilling and NCS Multistage Inc. Mr. Fitzgerald began his career as a Certified Public Accountant with Ernst & Whinney. He holds a BSBA and Masters in Accounting from the University of Florida**.**

The board believes that Mr. Fitzgerald's considerable operational, accounting and financial experience brings important and valuable skills to the board of directors.

Committees of the Board of Directors

We expect that the board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and employees.

Audit Committee

Our general partner will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors, subject to transitional relief. We anticipate that following the completion of this offering, our audit committee will initially consist of Matthew Fitzgerald and Phillip D. Kramer, who will be independent under the rules of the SEC. Subsequent to the transitional period, we will comply with the requirement to have three independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. Our board of directors believes that Matthew Fitzgerald and Phillip D. Kramer satisfy the definition of "audit committee financial expert."

required under the LTIP. In the event that the committee is not comprised of "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, the full board of directors or a subcommittee of two or more nonemployee directors will administer all awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall initially be equal to 1,842,500 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or expiration of awards, as provided under the LTIP. Additionally, on January 1 of each calendar year following the adoption and prior to the expiration of the LTIP, the total number of common units that may be issued pursuant to the LTIP shall increase by a number of common units equal to one percent (1%) of the number of common units outstanding on a fully diluted basis as of the close of business on the immediately preceding December 31 (calculated by adding to the number of common units outstanding, all outstanding securities convertible into common units on such date on an as converted basis).

If any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing. There is no limitation on the number of awards that may be granted or paid in cash.

Awards

Unit Options

Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for an unit option must not be less than 100% of the fair market value per common unit as of the date of grant of the unit option unless that unit option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). Unit options may be exercised in the manner and at such times as the committee determines for each unit option, unless that unit option is determined to be subject to Section 409A of the Code, in which case the unit option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights

A unit appreciation right is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The committee will be able to make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the LTIP will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the unit appreciation right, unless that unit appreciation right is intended to otherwise comply with the requirements of Section 409A of the Code.

Restricted Units

A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common and subordinated units that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;

- beneficial owners of 5% or more of our common units;

- each director and named executive officer; and

- all of our directors and executive officers as a group.

The amounts and percentage of our common units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all common units shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise noted, the address for each beneficial owner listed below is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

The following table does not include any common units that officers, directors, employees and certain other persons associated with us purchase in this offering through the directed unit program described under "Underwriting":

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned[1]	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Oasis[2][3]	6,250,000	45%	13,750,000	100%	73%
Thomas B. Nusz	—	—	—	—	—
Taylor L. Reid	—	—	—	—	—
Michael H. Lou	—	—	—	—	—
Nickolas J. Lorentzatos	—	—	—	—	—
Richard N. Robuck	—	—	—	—	—
Matthew Fitzgerald	—	—	—	—	—
Phillip D. Kramer	—	—	—	—	—
All directors and executive officers as a group (7 persons)	—	—	—	—	—

(1) Percentage of total common units to be beneficially owned after this offering is based on 13,750,000 common units outstanding.

(2) Assumes no exercise of the underwriters' option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, Oasis's percentage of common units to be beneficially owned after the offering will decrease to 37.3%, and its percentage of total common and subordinated units to be beneficially owned will decrease to 68.6%.

(3) Under Oasis's amended and restated certificate of incorporation and bylaws, the voting and disposition of any of our common or subordinated units held by Oasis will be controlled by the board of directors of Oasis. The board of directors of Oasis, which acts by majority approval, is comprised of Thomas B. Nusz, Taylor L. Reid, William J. Cassidy, Ted Collins, Jr., John E. Hagale, Michael McShane, Bobby S. Shackouls and Douglas E. Swanson, Jr. Each of the members of Oasis's board of directors disclaims beneficial ownership of any of our units held by Oasis.

The following table sets forth the number of shares of common stock of Oasis owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group as of August 15, 2017:

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Thomas B. Nusz	1,382,310	*
Taylor L. Reid	1,680,727	*
Michael H. Lou	329,687	*
Nickolas J. Lorentzatos	193,336	*
Richard N. Robuck	99,835	*
Matthew Fitzgerald	—	—
Phillip D. Kramer	—	—
All directors and executive officers as a group (7 persons)	3,685,895	*

* Less than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Oasis will own 6,250,000 common units and 13,750,000 subordinated units representing an aggregate 72.7% limited partner interest in us. Oasis will own and control (and appoint all the directors of) our general partner, which will own a non-economic general partner interest in us and all of the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of us:

Formation Stage

The aggregate consideration received by our general partner and its affiliates, including Oasis, for the contribution of our initial assets . . . .

- 6,250,000 common units;

- 13,750,000 subordinated units;

- the non-economic general partner interest;

- the incentive distribution rights; and

- approximately $134.9 million of the net proceeds of this offering, which represents a distribution to Oasis.

Option units or proceeds from option units . . . .

If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Oasis at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Use of Proceeds."

Operational Stage

Distributions of cash to our general partner and its affiliates, including Oasis. We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions from operating surplus exceed the minimum quarterly distribution and other higher target distribution levels, Oasis, or the initial holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient cash to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates (including Oasis) would receive an annual distribution of approximately $30.0 million on their units.

Payments to our general partner and its affiliates . . . .   Oasis will provide customary management and general administrative services to us. Our general partner will reimburse Oasis at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf, including payments made to Oasis for customary management and general administrative services. Our partnership agreement and services and secondment agreement do not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. Please read "—Agreements with Affiliates in Connection with the Transactions—Services and Secondment Agreement."

Withdrawal or removal of our general partner . . . .   If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights and those of its affiliates will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation . . . .   Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with Oasis, as described in more detail below.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with Oasis pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to Oasis pursuant to the contribution agreement, (ii) subordinated units and (iii) common units issuable upon conversion of

173

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of distributable cash is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;

- cash expenditures;

- the amount of maintenance capital expenditures;

- borrowings;

- entry into and repayment of current and future indebtedness;

- issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $40.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions to Our Partners."

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read "How We Make Distributions to Our Partners—Operating Surplus and Capital Surplus—Operating Surplus."

The directors and officers of Oasis have a fiduciary duty to make decisions in the best interests of the owners of Oasis, which may be contrary to our interests.

The officers and certain directors of our general partner that are also officers and/or directors of Oasis have fiduciary duties to Oasis that may cause them to pursue business strategies that disproportionately benefit Oasis or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Oasis, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 72.7% of our outstanding common and subordinated units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program).

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66²/₃% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33¹/₃% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own approximately 72.7% of our outstanding limited partner units, including all of our subordinated units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program).

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and all its and its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Oasis will indirectly hold an aggregate of 6,250,000 common units and 13,750,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers, directors, employees and certain other persons affiliated with us under our directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read "Underwriting" for a description of these lock-up provisions. Additionally, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common units acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned our common units for at least six months, would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned our common units for at least one year, would be entitled to sell those common units under Rule 144 without regard to the other provisions.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

In addition, we will enter into a registration rights agreement with Oasis pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to Oasis pursuant to the contribution agreement, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the partnership agreement (together, the "Registrable Securities") it holds. Under the

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, subject to the discussion below under "—Administrative Matters—Information Returns and Audit Procedures," generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder will not give rise to income or gain taxable to such unitholder unless the amount of cash distributed exceeds the unitholder's adjusted tax basis in its common units. Please read "—Tax Consequences of Common Unit Ownership—Treatment of Distributions" and "—Disposition of Common Units").

Section 7704 of the Code provides that a publicly traded partnership will be treated as a corporation for federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly traded consists of "qualifying income," the partnership may continue to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes, (i) income and gains derived from the exploration, development, mining or production, processing, transportation or the marketing of any mineral or natural resource (such as natural gas, crude oil and refined products), (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets (or property described in Section 1231(b) of the Code) held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2.0% of our current gross income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS with respect to our classification as a partnership for federal income tax purposes or as to the classification of our limited liability company operating subsidiaries. Instead we have relied on the opinion of counsel that, based upon the Code, existing Treasury Regulations, published revenue rulings and court decisions and representations described below, Oasis Midstream Partners LP and our limited liability company operating subsidiaries will be classified as partnerships or will be disregarded as entities separate from us for federal income tax purposes.

Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes and each of our operating subsidiaries will be treated as partnerships or will be disregarded as entities separate from us. In rendering its opinion, Vinson & Elkins L.L.P. has relied on the factual representations made by us and our general partner, including, without limitation:

    (a) Neither we nor any of our limited liability company operating subsidiaries has elected or will elect to be treated as a corporation for federal income tax purposes; and

    (b) More than 90% of our gross income will be income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to all of our liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as the aggregate amount of our liabilities does not exceed the adjusted tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

income tax purposes would therefore appear to be fully taxable as ordinary income. A unitholder who is not treated as a partner in us as described above is urged to consult its own tax advisors with respect to the tax consequences applicable to such unitholder under its particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" and "—Administrative Matters—Information Returns and Audit Procedures" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Common Units

A unitholder's tax basis in its common units initially will be the amount paid for those common units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2020, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20.0% or less of the cash distributed on those units with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

The ratio of taxable income to cash distributions for a purchaser of our common units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- we distribute less cash than we have assumed in making this projection; or

- we make a future offering of common units and use the proceeds of such offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder unless such distributions are of cash or marketable securities that are treated as cash and exceed the unitholder's tax basis in its common units, in which case the unitholder generally will recognize gain taxable in the manner described below under "—Disposition of Common Units."

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, is acting as sole representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common units indicated below:

Name	Number of Common Units
Morgan Stanley & Co. LLC	
Citigroup Global Markets Inc.	
Wells Fargo Securities, LLC	
Credit Suisse Securities (USA) LLC	
Deutsche Bank Securities Inc.	
Goldman Sachs & Co. LLC	
J.P. Morgan Securities LLC	
RBC Capital Markets, LLC	
BOK Financial Securities, Inc.	
BB&T Capital Markets, a division of BB&T Securities, LLC	
BBVA Securities Inc.	
BTIG, LLC	
Capital One Securities, Inc.	
CIBC World Markets Corp.	
Citizens Capital Markets, Inc.	
Comerica Securities, Inc.	
Heikkinen Energy Securities, LLC	
IBERIA Capital Partners L.L.C.	
ING Financial Markets LLC	
Johnson Rice & Company L.L.C.	
Raymond James & Associates, Inc.	
Regions Securities LLC	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Total	7,500,000

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters' option to purchase additional common units described below. The offering of the units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters initially propose to offer part of the common units directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ per unit under the public offering price. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,125,000 additional common units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional common units as the number listed next to the underwriter's name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

The following table shows the per unit and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,125,000 common units.

	Per Unit	Total No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us			
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and structuring fees, are approximately $3.5 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000. ZB, N.A. dba Amegy Bank, a lender under Oasis's revolving credit facility, has acted as a financial advisor to us in connection with this offering and not as an underwriter, and it will receive a fee in connection herewith.

In addition, we will pay an aggregate structuring fee equal to 0.5% of the gross proceeds from this offering to Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC for evaluation, analysis and structuring of this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5.0% of the total number of common units offered by them.

Our common units have been authorized for listing on the NYSE under the trading symbol "OMP."

We, Oasis, our general partner, our directors and officers and certain of the other holders of our outstanding common units have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units;

- file any registration statement with the Securities and Exchange Commission relating to the offering of any common units or any securities convertible into or exercisable or exchangeable for common units; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units

whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common units or any security convertible into or exercisable or exchangeable for common units.

The restrictions described in the immediately preceding paragraph do not apply to:

- the sale of common units to the underwriters;

- the issuance by the Partnership of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Unit Program

At our request, the underwriters have reserved up to 5.0% of the common units offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees and certain other persons associated with us. If purchased by these persons, these common units will be subject to a 180-day lock-up restriction. The number of common units available for sale to the general public will be reduced to the extent these individuals purchase such reserved common units. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any of our common units may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common units shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common units to be offered so as to enable an investor to decide to purchase any common units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

OASIS MIDSTREAM PARTNERS LP
PRO FORMA CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

INTRODUCTION

Set forth below are the unaudited pro forma condensed balance sheet of Oasis Midstream Partners LP (the "Partnership") as of June 30, 2017 and the unaudited pro forma condensed statements of operations of the Partnership for the year ended December 31, 2016 and for the six months ended June 30, 2017. The pro forma financial data of the Partnership has been derived by adjusting the historical financial statements of Oasis Midstream Services LLC ("OMS" or the "Predecessor").

The Predecessor's business included the assets, liabilities and results of operations contributed to the three development companies, Bighorn DevCo, Bobcat DevCo and Beartooth DevCo (collectively, the "DevCos"), which will be controlled by the Partnership. Both Bighorn DevCo and Bobcat DevCo have assets and operations in the Wild Basin operating area. Bighorn DevCo's assets include gas processing and crude oil stabilization, blending, storage and transportation. Bobcat DevCo's assets include gas gathering, compression and gas lift, crude oil gathering and produced water gathering and disposal. Beartooth DevCo owns water infrastructure assets, which deliver freshwater for well completion as well as gather and dispose produced water and are predominately located in Oasis's Alger, Cottonwood, Hebron, Indian Hills, Red Bank and Wild Basin operating areas. Upon completion of this offering, the Partnership will own controlling interests in the DevCos that own the contributed assets. The Partnership has recorded the contribution of the contributed assets at historical cost, as the contribution will be considered a reorganization of entities under common control.

The historical financial statements of the Predecessor are set forth elsewhere in this prospectus, and the unaudited pro forma financial data of the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained herein. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting effects directly attributable to the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the pro forma financial data.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on June 30, 2017, in the case of the unaudited pro forma condensed balance sheet. The unaudited pro forma condensed statements of operations for the year ended December 31, 2016 and for the six months ended June 30, 2017 have been prepared as if the transactions to be effected at closing of the offering had taken place on January 1, 2016. The unaudited pro forma condensed financial statements have been prepared on the assumption that the Partnership will be treated as a partnership for United States federal income tax purposes.

The unaudited pro forma condensed financial statements give pro forma effect to the matters described in the notes hereto, including:

- Oasis's and OMS's contribution of a 100% interest in Bighorn DevCo, a 10% interest in Bobcat DevCo and a 40% interest in Beartooth DevCo to the Partnership;

- the issuance of a non-economic general partner interest in the Partnership and all of the Partnership's incentive distribution rights, or IDRs, to OMP GP LLC, the general partner;

- the issuance of 6,250,000 common units and 13,750,000 subordinated units, representing an aggregate 72.7% limited partner interest in the Partnership;

- the issuance and sale of 7,500,000 common units in this offering to the public, representing a 27.3% limited partner interest in the Partnership, and the receipt of $136.8 million in net proceeds from this offering;

- the entry into a new five-year, $200 million revolving credit facility, which the Partnership has assumed was not drawn during the pro forma periods presented;

- the entry into various long-term commercial agreements with OMS and other wholly owned subsidiaries of Oasis;

- the entry into a 15-year services and secondment agreement with Oasis;

- the entry into an omnibus agreement with Oasis; and

- the consummation of this offering and application of approximately $136.8 million of net proceeds to make a distribution of approximately $134.9 million to Oasis, in whole or in part as reimbursement of preformation capital expenditures incurred by Oasis, and to pay approximately $1.9 million of origination fees and expenses related to its new revolving credit facility.

For the purposes of the unaudited pro forma condensed financial statements, the Partnership has assumed that the underwriters' option to purchase additional common units is not exercised. The unaudited pro forma condensed financial statements do not give effect to the estimated $2.5 million in incremental annual general and administrative expenses that the Partnership expects to incur as a result of being a publicly traded partnership.

In connection with the closing of this offering, the Partnership expects to enter into a new five-year, $200 million revolving credit facility to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes. The Partnership will incur interest expense on any outstanding borrowings under the revolving credit facility, will pay a commitment fee for the unutilized portion of the revolving credit facility and will amortize the debt issuance costs incurred in connection with the credit facility over the term of the revolving credit facility.

The unaudited pro forma condensed financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or that will be obtained in the future.

OASIS MIDSTREAM PARTNERS LP
PRO FORMA CONDENSED BALANCE SHEET
(UNAUDITED)

	June 30, 2017		
	Predecessor Historical	Pro Forma Adjustments	Pro Forma as Adjusted
		(In thousands)	
ASSETS			
Current assets			
Cash	$ —	$ — (a)	$ —
Accounts receivable	1,202	(1,100)(b)	102
Accounts receivable from affiliate	14,817	(883)(b)	13,934
Insurance receivable	5,225	—	5,225
Inventory	1,619	(1,606)(b)	13
Prepaid expenses	729	(27)(b)	702
Total current assets	23,592	(3,616)	19,976
Property, plant and equipment	532,001	(51,742)(b)	480,259
Less: accumulated depreciation and amortization	(29,328)	3,370 (b)	(25,958)
Total property, plant and equipment, net	502,673	(48,372)	454,301
Deferred financing costs	—	1,850 (c)	1,850
Other assets	804	(804)(d)	—
Total assets	$527,069	$ (50,942)	$476,127
LIABILITIES AND NET PARENT INVESTMENT			
Current liabilities			
Accounts payable	$ 2,566	$ (383)(b)	$ 2,183
Accrued liabilities	29,079	(2,899)(b)	26,180
Current income taxes payable	52,639	(52,639)(e)	—
Total current liabilities	84,284	(55,921)	28,363
Asset retirement obligations	1,791	(504)(b)	1,287
Other long-term liabilities	3,125	—	3,125
Deferred income taxes	43,468	(43,468)(e)	—
Total liabilities	132,668	(99,893)	32,775
Net parent investment	394,401	(394,401)(g)	—
Common units held by public		136,775 (f)	136,775
Common units held by Oasis		24,284 (g)	24,284
Subordinated units held by Oasis		53,426 (g)	53,426
Non-controlling interests		228,867 (g)	228,867
Total net parent investment / partners' capital	394,401	48,951	443,352
Total liabilities and net parent investment/partners' capital	$527,069	$ (50,942)	$476,127

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OASIS MIDSTREAM PARTNERS LP
PRO FORMA CONDENSED STATEMENT OF OPERATIONS
(UNAUDITED)

	Year Ended December 31, 2016		
	Predecessor Historical	Pro Forma Adjustments	Pro Forma as Adjusted
	(In thousands, except unit and per unit data)		
Revenues			
Midstream services for Oasis	$120,258	$(27,369)[b][h]	$ 92,889
Midstream services for third parties	594	(594)[b]	—
Total revenues	120,852	(27,963)	92,889
Operating expenses			
Direct operating	29,275	(7,767)[b]	21,508
Depreciation and amortization	8,525	(664)[b]	7,861
General and administrative	12,112	(671)[b][i]	11,441
Total operating expenses	49,912	(9,102)	40,810
Operating income	70,940	(18,861)	52,079
Other income (expense)	(474)	462 [b]	(12)
Interest expense, net of capitalized interest	(5,481)	4,311 [j]	(1,170)
Income before income taxes	64,985	(14,088)	50,897
Income tax expense	(24,857)	24,857 [e]	—
Net income	$ 40,128	$ 10,769	$ 50,897
Net income attributable to non-controlling interests	—	32,985 [k]	32,985
Net income attributable to Oasis Midstream Partners LP	$ 40,128	$(22,216)	$ 17,912
Pro forma limited partners' interest in net income attributable to Oasis Midstream Partners LP			
Common units			$ 8,956
Subordinated units			8,956
Pro forma net income per limited partner unit (basic and diluted)			
Common units			$ 0.65
Subordinated units			0.65
Pro forma weighted average number of limited partner units outstanding (basic and diluted)			
Common units			13,750,000
Subordinated units			13,750,000

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OASIS MIDSTREAM PARTNERS LP
PRO FORMA CONDENSED STATEMENT OF OPERATIONS
(UNAUDITED)

	Six Months Ended June 30, 2017		
	Predecessor Historical	Pro Forma Adjustments	Pro Forma as Adjusted
	(In thousands, except unit and per unit data)		
Revenues			
Midstream services for Oasis	$76,776	$ (1,808)(b)	$ 74,968
Midstream services for third parties	1,177	(1,177)(b)	—
Total revenues	$77,953	$ (2,985)	$ 74,968
Operating expenses			
Direct operating	18,093	(1,070)(b)	17,023
Depreciation and amortization	7,211	(516)(b)	6,695
General and administrative	8,784	(334)(b),(i)	8,450
Total operating expenses	34,088	(1,920)	32,168
Operating income	43,865	(1,065)	42,800
Other income (expense)	2	(2)(b)	—
Interest expense, net of capitalized interest	(4,231)	3,646 (j)	(585)
Income before income taxes	39,636	2,579	42,215
Income tax expense	14,960	(14,960)(e)	—
Net income	$24,676	$ 17,539	$ 42,215
Net income attributable to non-controlling interests	—	27,622 (k)	27,622
Net income attributable to Oasis Midstream Partners LP	$24,676	$(10,083)	$ 14,593
Pro forma limited partner's interest in net income attributable to Oasis Midstream Partners LP			
Common units			$ 7,297
Subordinated units			7,297
Pro forma net income per limited partner unit (basic and diluted)			
Common units			$ 0.53
Subordinated units			0.53
Pro forma weighted average number of limited partner units outstanding (basic and diluted)			
Common units			13,750,000
Subordinated units			13,750,000

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OASIS MIDSTREAM PARTNERS LP
Notes to Pro Forma Condensed Financial Statements
(UNAUDITED)

1. Basis of Presentation, Other Transactions and the Offering

The unaudited pro forma condensed balance sheet as of June 30, 2017 and the unaudited pro forma condensed statements of operations of the Partnership for the six months ended June 30, 2017 and for the year ended December 31, 2016 are based upon the historical unaudited condensed financial statements and audited financial statements of the Predecessor, respectively.

Each of the three DevCos are consolidated in the Partnership's unaudited pro forma condensed financial statements. With respect to Bobcat DevCo and Beartooth DevCo, management has determined that Oasis Midstream Services LLC's equity at risk was established with non-substantive voting rights, making Bobcat DevCo and Beartooth DevCo variable interest entities, or VIEs, under the rules of the Financial Accounting Standards Board. Through its 100% ownership interest in OMP Operating LLC ("OMP Operating"), which owns controlling interests in Bobcat DevCo and Beartooth DevCo, the Partnership has the authority to direct the activities that most significantly affect the economic performance of these entities and the obligation to absorb losses or the right to receive benefits that could be potentially significant to them. Therefore, the Partnership is considered the primary beneficiary of Bobcat DevCo and Beartooth DevCo and is required to consolidate these entities in its financial statements under the VIE consolidation model. On the other hand, the Partnership has determined that Bighorn DevCo is not a VIE due to OMP Operating's 100% ownership interest in Bighorn DevCo, which is proportional to its voting rights through its controlling interest. Through its 100% ownership interest in OMP Operating, the Partnership has the controlling financial interest in Bighorn DevCo and is required to consolidate Bighorn DevCo in its financial statements under the voting interest consolidation model.

2. Pro Forma Adjustments and Assumptions

The following adjustments for the Partnership have been prepared as if the Partnership's initial public offering and related transactions had taken place on January 1, 2016 in the case of the unaudited pro forma condensed statement of operations and on June 30, 2017 in the case of the unaudited pro forma condensed balance sheet. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of those transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a) Reflects the net adjustments to cash and cash equivalents, as follows (in thousands):

	June 30, 2017
Gross proceeds from initial public offering	$ 150,000
Underwriters' discount and fees	(9,750)
Payment of debt issuance costs (see note c)	(1,850)
Expenses and costs of initial public offering (see note d)	(2,674)
Reimbursement of initial public offering costs to Oasis (see note d)	(801)
Distribution of proceeds to Oasis	(134,925)
Cash pro forma adjustment	$ —

(b) Reflects the removal of certain assets, liabilities, revenues and expenses that will be excluded from the businesses of the DevCos upon formation. The inclusion of these assets in the Predecessor's historical financial statements resulted in additional revenues and general and administrative ("G&A") expenses of $12.1 million and $0.7 million, respectively, for the year ended December 31, 2016, and $3.0 million and $0.3 million, respectively, for the six months ended June 30, 2017.

(c) Reflects the capitalization of origination fees related to the new revolving credit facility. These costs are deferred and amortized over the term of the revolving credit facility.

(d) Expenses and costs of initial public offering include deferred costs of $0.8 million and cash costs of $2.7 million.

(e) Reflects the removal of historical income taxes as the Partnership will not be subject to income taxes following this offering and, therefore, the future financial statements will exclude income tax expense, income taxes payable and deferred tax accounts.

(f) Reflects net adjustments to the public common unitholders' partners' capital, as follows (in thousands):

	June 30, 2017
Gross proceeds from initial public offering (see note a)	$150,000
Underwriters' discount and fees (see note a)	(9,750)
Expenses and costs of initial public offering (see note d)	(3,475)
	$136,775

(g) Reflects the elimination of Oasis's net investment in the Predecessor after giving effect to Oasis's contribution to the Partnership of 100%, 10% and 40% controlling interests in Bighorn DevCo, Bobcat DevCo and Beartooth DevCo, respectively. The adjustment also represents the distribution of the remaining IPO proceeds of $134.9 million to Oasis. The following table provides a reconciliation of pro forma partners' capital to the controlling interests and non-controlling interests.

	Partnership	Controlling Interest		Non-Controlling Interest	
	($ in thousands)	(%)	($ in thousands)	(%)	($ in thousands)
Bighorn DevCo	$129,885	100%	$129,885	—%	$ —
Bobcat DevCo	139,658	10%	13,966	90%	125,692
Beartooth DevCo	171,959	40%	68,784	60%	103,175
Partnership financing costs	1,850	100%	1,850	—%	—
Net parent investment	$443,352		$214,485		$228,867

(h) Reflects the pro forma adjustment to revenues of $15.9 million associated with certain rate changes related to the Partnership's execution of long-term, fixed-fee commercial agreements with Oasis. The decrease to revenue is calculated using the amended fees under the commercial agreements applied to the historical volumes for the period January 1, 2016 through September 30, 2016. No pro forma adjustment for the period October 1, 2016 through December 31, 2016 was necessary as fees were consistent with the commercial agreements.

(i) Following the closing of this offering, under the services and secondment agreement, Oasis will continue to charge the Partnership a combination of direct and indirect allocated charges for G&A services. The Partnership also currently anticipates incurring approximately $2.5 million of incremental G&A expenses attributable to operating as a publicly traded partnership. The unaudited pro forma condensed financial statements do not reflect these incremental public company costs. For more information about such fees and services, please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Services and Secondment Agreement."

(j) Reflects the removal of $5.5 million and $4.2 million for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively, associated with the Predecessor's allocated portion of Oasis's interest expense and the addition of $0.4 million and $0.2 million related to the amortization of origination fees and $0.8 million and $0.4 million for commitment fees associated with the new revolving credit facility over the five-year expected term of the facility for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

(k) Reflects the 90% and 60% non-controlling interests in the net income of Bobcat DevCo and Beartooth DevCo, respectively, retained by Oasis for the pro forma periods presented. The following table provides a reconciliation of pro forma net income attributable to controlling interests and pro forma net income attributable to non-controlling interests.

	Year Ended December 31, 2016					
	Partnership		**Controlling Interest**		**Non–Controlling Interest**	
	($ in thousands)	**(%)**	**($ in thousands)**	**(%)**	**($ in thousands)**	
Bighorn DevCo	$ 1,139	100%	$ 1,139	—%	$ —	
Bobcat DevCo	8,095	10%	809	90%	7,286	
Beartooth DevCo	42,833	40%	17,134	60%	25,699	
Partnership financing expenses	(1,170)	100%	(1,170)	—%	—	
Net income	$50,897		$17,912		$32,985	

	Six Months Ended June 30, 2017					
	Partnership		**Controlling Interest**		**Non–Controlling Interest**	
	($ in thousands)	**(%)**	**($ in thousands)**	**(%)**	**($ in thousands)**	
Bighorn DevCo	$ 7,185	100%	$ 7,185	—%	$ —	
Bobcat DevCo	20,846	10%	2,085	90%	18,761	
Beartooth DevCo	14,769	40%	5,908	60%	8,861	
Partnership financing expenses	(585)	100%	(585)	—%	—	
Net income	$42,215		$14,593		$27,622	

3. Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per unit is determined by dividing pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method by the number of common units and subordinated units expected to be outstanding at the completion of this offering. For purposes of this calculation, it was assumed that (1) the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding was 13,750,000 common units and 13,750,000 subordinated units. The common and subordinated unitholders represent an aggregate 100% limited partner interest in the Partnership. All units were assumed to have been outstanding since January 1, 2016. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain target levels, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common units and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distributions would have been paid based upon on the assumption that distributions declared equal the minimum quarterly distribution.

OASIS MIDSTREAM PARTNERS LP PREDECESSOR
CONDENSED BALANCE SHEETS
(UNAUDITED)

	Supplemental Pro Forma June 30, 2017	June 30, 2017	December 31, 2016
	(In thousands)		
ASSETS			
Current assets			
Accounts receivable	$ 1,202	$ 1,202	$ 667
Accounts receivable from Oasis	14,817	14,817	11,721
Insurance receivable	5,225	5,225	5,096
Inventory	1,619	1,619	—
Prepaid expenses	729	729	1,006
Total current assets	23,592	23,592	18,490
Property, plant and equipment	532,001	532,001	453,695
Less: accumulated depreciation and amortization	(29,328)	(29,328)	(22,160)
Total property, plant and equipment, net	502,673	502,673	431,535
Other assets	804	804	3
Total assets	$527,069	$527,069	$450,028
LIABILITIES AND NET PARENT INVESTMENT			
Current liabilities			
Accounts payable	$ 2,566	$ 2,566	$ 3,314
Accrued liabilities	29,079	29,079	32,179
Current income taxes payable	52,639	52,639	41,063
Distribution payable to Oasis	134,925	—	—
Total current liabilities	219,209	84,284	76,556
Asset retirement obligations	1,791	1,791	1,713
Deferred income taxes	43,468	43,468	40,084
Other liabilities	3,125	3,125	—
Total liabilities	267,593	132,668	118,353
Commitments and contingencies (Note 10)			
Net parent investment	259,476	394,401	331,675
Total liabilities and net parent investment	$527,069	$527,069	$450,028

The accompanying notes are an integral part of these condensed financial statements.

OASIS MIDSTREAM PARTNERS LP PREDECESSOR
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Six Months Ended June 30,	
	2017	2016
	(In thousands, except per unit data)	
Revenues		
Midstream services for Oasis	$ 76,776	$ 58,629
Midstream services for third parties	1,177	124
Total revenues	77,953	58,753
Operating expenses		
Direct operating	18,093	14,093
Depreciation and amortization	7,211	3,415
General and administrative	8,784	5,971
Total operating expenses	34,088	23,479
Operating income	43,865	35,274
Other income (expense)	2	(2)
Interest expense, net of capitalized interest	(4,231)	(1,821)
Income before income taxes	39,636	33,451
Income tax expense	(14,960)	(12,782)
Net income	$ 24,676	$ 20,669
Supplemental unaudited pro forma basic earnings per common unit (Note 2)	$ 0.95	
Supplemental unaudited pro forma diluted earnings per common unit (Note 2)	$ 0.95	

The accompanying notes are an integral part of these condensed financial statements.

Partnership's proposed initial public offering, the Partnership intends to distribute approximately $134.9 million to Oasis. The supplemental pro forma balance sheet as of June 30, 2017 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date. Unaudited basic and diluted pro forma earnings per common unit for the Predecessor for the six months ended June 30, 2017 assumed 13,750,000 subordinated units and 12,295,455 common units were outstanding in the period. The common units consist of 6,250,000 common units issued to Oasis plus an additional 6,045,455 common units, which is the number of common units the Partnership would have been required to issue to fund the $134.9 million distribution to Oasis. The number of common units that the Partnership would have been required to issue to fund the $134.9 million distribution was calculated by dividing the $110.2 million distribution in excess of earnings by an estimated issue price per unit of $18.24, which is the initial public offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fees and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Significant Accounting Policies

There have been no material changes to the Predecessor's critical accounting policies and estimates from those disclosed in Note 2 in the audited financial statements included elsewhere in this prospectus, other than as noted below.

Stock-based compensation. In the first quarter of 2017, the Predecessor adopted Accounting Standards Update No. 2016-09, *Improvements to Employee Share-Based Payment Accounting* ("ASU 2016-09"), which updates several aspects of the accounting for share-based payment transactions, including recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. In accordance with the new guidance, the Predecessor recorded a $59,000 cumulative-effect adjustment to retained earnings on the Predecessor's Condensed Balance Sheet as of June 30, 2017, which included the removal of the estimated forfeiture rate. ASU 2016-09 was applied on a modified retrospective basis and prior periods were not retrospectively adjusted.

Recent Accounting Pronouncements

Revenue recognition. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The objective of ASU 2014-09 is greater consistency and comparability across industries by using a five-step model to recognize revenue from customer contracts. ASU 2014-09 also contains some new disclosure requirements under GAAP. In August 2015, the FASB issued Accounting Standards Update No. 2015-14, *Deferral of the Effective Date* ("ASU 2015-14"). ASU 2015-14 defers the effective date of the new revenue standard by one year, making it effective for annual reporting periods beginning after December 15, 2017, including interim periods within those years. In 2016, the FASB issued additional accounting standards updates to clarify the implementation guidance of ASU 2014-09. The Predecessor is currently evaluating the effect that adopting this guidance will have on its financial position, cash flows and results of operations.

Leases. In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases* ("ASU 2016-02"), which requires a lessee to recognize lease payment obligations and a corresponding right-of-use asset to be measured at fair value on the balance sheet. ASU 2016-02 also requires certain qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Predecessor is currently evaluating the effect that adopting this guidance will have on its financial position, cash flows and results of operations.

Statement of cash flows. In August 2016, the FASB issued Accounting Standards Update No. 2016-15, *Statement of Cash Flows* ("ASU 2016-15"), which is intended to reduce diversity in practice in how

OASIS MIDSTREAM PARTNERS LP PREDECESSOR
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2016	2015
	(In thousands, except per unit data)	
Revenues		
Midstream services for Oasis	$120,258	$104,675
Midstream services for third parties	594	21
Total revenues	120,852	104,696
Operating expenses		
Direct operating	29,275	28,548
Depreciation and amortization	8,525	5,765
Impairment	—	2,073
General and administrative	12,112	10,215
Total operating expenses	49,912	46,601
Operating income	70,940	58,095
Other income (expense)	(474)	(800)
Interest expense, net of capitalized interest	(5,481)	(4,514)
Income before income taxes	64,985	52,781
Income tax expense	(24,857)	(20,339)
Net income	$ 40,128	$ 32,442
Supplemental unaudited pro forma basic earnings per common unit (Note 2)	$ 1.59	
Supplemental unaudited pro forma diluted earnings per common unit (Note 2)	$ 1.59	

The accompanying notes are an integral part of the financial statements.

OASIS MIDSTREAM PARTNERS LP PREDECESSOR
NOTES TO FINANCIAL STATEMENTS

1. Organization and Operations of the Predecessor

Organization

Oasis Midstream Partners LP Predecessor (the "Predecessor") includes all of the assets, liabilities and results of operations of Oasis Midstream Services LLC ("OMS"), prior to the formation of Oasis Midstream Partners LP (the "Partnership"), an indirect wholly owned subsidiary of Oasis Petroleum Inc. (together with its subsidiaries, "Oasis" or the "Parent"), in connection with the Partnership's proposed initial public offering. OMS was formed in 2013 as a Delaware limited liability company and wholly owned subsidiary of Oasis to provide midstream infrastructure services to Oasis Petroleum North America LLC ("OPNA"), a wholly owned subsidiary of Oasis that conducts its domestic oil and natural gas exploration and production ("E&P") activities, and to third parties operated in and around OMS's assets. OMS was operated by Oasis during the periods presented in the accompanying financial statements.

Nature of Business

Oasis is an independent E&P company focused on the acquisition and development of unconventional oil and natural gas resources in the Williston Basin. Oasis's proved and unproved oil and natural gas properties are located in the North Dakota and Montana areas of the Williston Basin and are owned by OPNA. OMS performs natural gas services (gathering, compression, processing and gas lift), crude oil services (gathering, stabilization, blending, storage and transportation), produced and flowback water services (gathering and disposal), freshwater services (fracwater and flushwater distribution) and other midstream services primarily for certain oil and natural gas wells operated by OPNA. OMS owns and operates a natural gas processing plant, centralized gas lift system, crude stabilization, blending and storage system, a FERC-regulated crude transportation pipeline, saltwater disposal ("SWD") wells, produced water, natural gas and crude oil gathering pipelines and freshwater distribution pipelines.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes present the financial position, results of operations, cash flows and net parent investment of the Predecessor. These financial statements include financial data at Oasis's historical cost and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Predecessor includes 100% of the operations of OMS, reflecting the historical ownership of this business segment by Oasis. OMS has no intercompany transactions and substantially all services are provided to OPNA.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the Partnership's proposed initial public offering, the Partnership intends to distribute approximately $134.9 million to Oasis. Unaudited basic and diluted pro forma earnings per common unit assumed 13,750,000 subordinated units and 11,448,149 common units were outstanding in the period. The common units consist of 6,250,000 common units issued to Oasis plus an additional 5,198,149 common units, which is the number of common units that the Partnership would have been required to issue to fund the $134.9 million distribution to Oasis. The number of common units that the Partnership would have been required to issue to fund the $134.9 million distribution was calculated by dividing the $94.8 million distribution in excess of earnings by an estimated issuance price per unit of $18.24, which is the initial public offering price of $20.00 per common unit (less the estimated underwriting discounts, structuring fees and offering expenses). There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Use of Estimates

Preparation of the Predecessor's financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to estimates of future development, dismantlement and abandonment costs, estimates relating to certain revenues and expenses and estimates of expenses related to legal, environmental and other contingencies. Certain of these estimates require assumptions regarding future costs and expenses. Actual results could differ from those estimates. Management believes the assumptions underlying the accompanying financial statements, including the assumptions regarding allocation of expenses from Oasis, are reasonable. Nevertheless, the accompanying financial statements may not include all of the expenses that would have been incurred and may not reflect the results of operations, financial position and cash flows had the Predecessor been a stand-alone company during the years presented.

Cash Management

Oasis currently uses a centralized approach to the cash management and financing of its operations. Cash generated by and used in the Predecessor's operations was transferred to Oasis on a regular basis; therefore, the Predecessor did not have a cash balance as of December 31, 2016 and 2015. The Predecessor has reflected cash management and financing activities performed by Oasis as a component of net parent investment on its accompanying Balance Sheets and as capital contributions from parent on its accompanying Statements of Cash Flows. Additionally, the Predecessor recognizes interest expense related to this funding activity with Oasis based on capital expenditures for the period using the weighted average effective interest rate for Oasis's long-term indebtedness.

Accounts Receivable

Trade accounts receivable are recorded upon the performance of services to third parties and include costs to be recouped from third parties, such as county taxes. Accounts receivable from Oasis represent the balance due from the performance of services to OPNA. The Predecessor regularly reviews all aged accounts receivable for collectability and establishes an allowance as necessary for individual customer balances. No allowance for doubtful accounts was recorded as of December 31, 2016 and 2015.

Insurance Receivable

An insurance receivable is recorded by crediting and offsetting the original charge. Any differential arising between insurance recoveries and insurance receivables is recorded as a capitalized cost or as an expense, consistent with its original treatment. During the years ended December 31, 2016 and 2015, the Predecessor incurred costs for the remediation of produced water releases that occurred during 2015, and an insurance receivable has been recorded as of December 31, 2016 and 2015 to offset certain remediation costs. The Predecessor expects to continue to record additional costs and recoveries until the insurance claims are fully settled.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciated on the straight-line method based on 30-year expected lives of the individual assets. The Predecessor's property, plant and equipment includes SWD facilities, the natural gas processing plant, pipelines, compressor stations, a crude oil terminal and other assets.

the matter submitted to the Conflicts Committee, other than Common Units and awards that are granted to such director under the LTIP, and (d) to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

"*Construction Debt*" means debt incurred to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof.

"*Construction Equity*" means equity issued to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof. Construction Equity does not include equity issued in the Initial Offering.

"*Construction Period*" means the period beginning on the date that a Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of "Capital Improvement") enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of "Capital Improvement") abandons or disposes of such Capital Improvement.

"*Contributed Property*" means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.4(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

"*Contribution Agreement*" means that certain Contribution Agreement, by and among Oasis Petroleum LLC, a Delaware limited liability company, the Organizational Limited Partner, the General Partner, the Partnership and OMP Operating LLC, dated as of   , 2017 together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

"*Cumulative Common Unit Arrearage*" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and Section 6.5(b) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

"*Curative Allocation*" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

"*Current Market Price*" means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

"*Deferred Issuance and Distribution*" means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) 6,250,000 over (y) the aggregate number, if any,

"*Excess Distribution*" is defined in Section 6.1(d)(iii)(A).

"*Excess Distribution Unit*" is defined in Section 6.1(d)(iii)(A).

"*Expansion Capital Expenditures*" means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"*Final Subordinated Units*" is defined in Section 6.1(d)(x)(A).

"*First Liquidation Target Amount*" is defined in Section 6.1(c)(i)(D).

"*First Target Distribution*" means $0.43125 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided*, *however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided*, *further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

"*General Partner*" means OMP GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

"*General Partner Interest*" means the management and ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

or a combination thereof or interest therein (but excluding Derivative Instruments), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner hereunder.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"*Liquidator*" means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"*Liquidation Gain*" has the meaning set forth in the definition of Net Termination Gain.

"*Liquidation Loss*" has the meaning set forth in the definition of Net Termination Loss.

"*LTIP*" means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(c).

"*Maintenance Capital Expenditures*" means cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets owned by any Group Member) made to maintain the long-term system operating capacity, operating income or revenue of the Partnership or Group Member, as applicable.

"*Merger Agreement*" is defined in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.37500 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"*Net Income*" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4 and shall not

"*Nonrecourse Deductions*" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

"*Nonrecourse Liability*" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

"*Notice of Election to Purchase*" is defined in Section 15.1(b).

"*Omnibus Agreement*" means that certain Omnibus Agreement, dated as of the Closing Date, among Oasis Petroleum Inc., Oasis Petroleum LLC, OMS Holdings, LLC, Oasis Midstream Services LLC, OMP GP LLC and the Partnership, as such may be amended, supplemented or restated from time to time.

"*OMS*" means Oasis Midstream Services LLC.

"*OMP Operating*" means OMP Operating LLC.

"*Operating Expenditures*" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, interest and principal payments on indebtedness and Maintenance Capital Expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners or (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $40.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to

"*Reset MQD*" is defined in Section 5.10(a).

"*Reset Notice*" is defined in Section 5.10(b).

"*Restricted Common Unit*" means a Common Unit that was granted to the holder thereof in connection with such holder's performance of services for the Partnership and (i) that remains subject to a "substantial risk of forfeiture" within the mean of Section 83 of the Code and (ii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final proviso in the definition of "Outstanding," Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the "substantial risk of forfeiture" with respect to a Restricted Common Unit, for U.S. federal income tax purposes such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1

"*Revaluation Event*" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.4(d).

"*Revaluation Gain*" has the meaning set forth in the definition of Net Termination Gain.

"*Revaluation Loss*" has the meaning set forth in the definition of Net Termination Loss.

"*Sale Gain*" has the meaning set forth in the definition of Net Termination Gain.

"*Sale Loss*" has the meaning set forth in the definition of Net Termination Loss.

"*Second Liquidation Target Amount*" is defined in Section 6.1(c)(i)(E).

"*Second Target Distribution*" means $0.46875 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Secondment Agreement*" means that certain Services and Secondment Agreement, dated as of   , 2017 by and among Oasis Petroleum Inc., a Delaware corporation, and the Partnership, as such agreement may be amended supplemented or restated from time to time.

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

"*Share of Additional Book Basis Derivative Items*" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

"*Special Approval*" means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

"*Subordinated Unit*" means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"*Subordination Period*" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending December 31, 2020 in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, with respect to the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person. For the avoidance of doubt, Bighorn DevCo LLC, Bobcat DevCo LLC and Beartooth DevCo LLC shall be deemed Subsidiaries of the Partnership. For the avoidance of doubt, Bighorn DevCo LLC, Bobcat DevCo LLC and Beartooth DevCo LLC shall be deemed Subsidiaries of the Partnership.

"*Surviving Business Entity*" is defined in Section 14.2(b)(ii).

"*Target Distribution*" means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Third Target Distribution*" means $0.56250 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Trading Day*" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

"*transfer*" is defined in Section 4.4(a).

"*Transfer Agent*" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; *provided*, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

"*Treasury Regulations*" means the United States Treasury regulations promulgated under the Code.

"*Underwriter*" means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

"*Underwriting Agreement*" means that certain Underwriting Agreement, dated as of   , 2017, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

"*Unit*" means a Partnership Interest that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

"*Unitholders*" means the Record Holders of Units.

"*Unit Majority*" means (i) during the Subordination Period, a majority of the Outstanding Common Units (excluding Common Units whose voting power is, for purposes of the applicable matter for which a vote of Unitholders is being taken, beneficially owned by the General Partner or its Affiliates), voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, a majority of the Outstanding Common Units.

"*Unpaid MQD*" is defined in Section 6.1(c)(i)(B).

"*Unrealized Gain*" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).

"*Unrealized Loss*" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, *provided* the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 *Organizational Contributions; Contributions by the General Partner and its Affiliates*.

(a) In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner will be redeemed as provided in the Contribution Agreement and the initial Capital Contribution of the Organizational Limited Partner will be refunded. One-hundred percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contribution will be allocated and distributed to the Organizational Limited Partner.

(b) On the Closing Date and pursuant to the Contribution Agreement: (i) the Partnership shall issue to the General Partner the Incentive Distribution Rights, and (ii) the Organizational Limited Partner shall contribute to the Partnership, as a Capital Contribution, the Contributed Interests (as defined in the Contribution Agreement) in exchange for 6,250,000 Common Units, 13,750,000 Subordinated Units, and the right to receive the Deferred Issuance and Distribution and a portion of the net proceeds from the Initial Offering.

Section 5.2 *Contributions by Initial Limited Partners*.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

OASIS MIDSTREAM PARTNERS LP
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

A-28

PART II

INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

Item 13.   Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 20,992
FINRA filing fee	15,500
NYSE listing fee	40,000
Accountants' fees and expenses	350,000
Legal fees and expenses	2,000,000
Printing and engraving expenses	1,000,000
Transfer agent and registrar fees	6,500
Miscellaneous	42,300
Total	3,475,292

Item 14.   Indemnification of Officers and Directors of Our General Partner.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. We may enter into indemnity agreements with each of the current directors and officers of our general partner to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our general partner's limited liability company agreement and our partnership agreement and to provide additional procedural protections.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Oasis Petroleum Inc. and our general partner, their officers and directors, and any person who controls Oasis Petroleum Inc. and our general partner, including indemnification for liabilities under the Securities Act.

Item 15.   Recent Sales of Unregistered Securities.

On June 26, 2014, in connection with the formation of Oasis Midstream Partners LP, we issued (i) the non-economic general partner interest in us to OMP GP LLC and (ii) the 100% limited partner interest in us to OMS Holdings LLC in exchange for $1,000.00, in each case in an offering exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,125,000 additional common units. To the extent that the underwriters do not exercise their option to purchase such additional common units, in whole or in part, any remaining common units will be issued to Oasis at the expiration of the option period for no additional consideration in a private placement pursuant to Section 4(a)(2) of the Securities Act, not pursuant to the offering and sale covered by this Registration Statement.

Item 16.   Exhibits and Financial Statement Schedules.

Reference is made to the Exhibit Index following the signature page hereto, which Exhibit Index is hereby incorporated by reference into this item.

Item 17.   Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.